02038133

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.
MAY 1 3 2002
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ASSET BACKED SECURITIES CORPORATION
(Exact Name of Registrant as Specified in Charter)

0000797510
(Registrant CIK Number)

Form 8-K for May 13, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

0-14811
~~333-86750~~
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
MAY 3 1 2002
THOMSON
FINANCIAL

NY1 5191842v2

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 13th day of May, 2002.

ASSET BACKED SECURITIES CORPORATION

By: ______________________
Name: Joseph Little
Title: Vice President

NY1 5191842v2

Exhibit Index at page 4.

Exhibit Index

Exhibit

99.1	Computational Materials Prepared by Credit Suisse First Boston Corporation
99.2	Computational Materials Prepared by J.P. Morgan Securities Inc.
99.3	Computational Materials Prepared by Countrywide Securities Corporation

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY CREDIT SUISSE FIRST BOSTON CORPORATION

for

ASSET BACKED SECURITIES CORPORATION
Home Equity Loan Trust 2002-HE2
Asset Backed Pass-Through Certificates, Series 2002-HE2

TERM SHEET DATED April 23, 2002
Asset Backed Securities Corporation
Issuer

DLJ Mortgage Capital, Inc.
Seller

NEW CENTURY
MORTGAGE CORPORATION

and

WMC

(Primary Originators)

Fairbanks Capital Corp.
(Servicer)

$825,000,000 (+/- 10%) (Approximate)
Asset Backed Securities Corporation
Home Equity Loan Trust, Series 2002-HE2

Subject to Revision

SELLER:	DLJ Mortgage Capital, Inc.
SERVICER:	Fairbanks Capital Corp.
TRUSTEE:	Wells Fargo Bank Minnesota, N.A.
LEAD UNDERWRITER:	Credit Suisse First Boston Corporation
CO-MANAGERS:	JP Morgan and Countrywide Securities Corporation

OFFERED SECURITIES

CLASS	TRANCHE TYPE	PRINCIPAL ($)	RATINGS S/F/M(2)	AVERAGE LIFE (YRS)(1)	FIRST PAY	LAST PAY(1)	MODIFIED DURATION (YRS)(1)
A1	Senior/FLT	$342,375,000	AAA/AAA/Aaa	2.38	6/02	10/09	2.29
A2	Senior/FLT	342,375,000	AAA/AAA/Aaa	2.38	6/02	10/09	2.29
A-IO	Senior/FXD	Notional	AAA/AAA/Aaa	1.72	6/02	11/04	
M1	Mezzanine/FLT	61,875,000	AA/AA/Aa2	4.99	9/05	10/09	4.66
M2	Mezzanine/FLT	45,375,000	A/A/A2	4.93	7/05	10/09	4.53
B	Subordinate/FLT	33,000,000	BBB/BBB/Baa2	4.88	6/05	10/09	4.37
Total		$825,000,000					

(1) To 10% call.
(2) Rated by Standard & Poor's, Fitch and Moody's.

CUT-OFF DATE:	May 1, 2002.
EXPECTED PRICING:	On or about April 25, 2002.
MORTGAGE ORIGINATORS:	New Century Mortgage will have originated approximately 67%, WMC 30% and Long Beach Mortgage, Citiscape Mortgage and Equicon Mortgage approximately 3% of the final pool, respectively.
EXPECTED SETTLEMENT:	May 30, 2002 (the actual date of closing, the "Closing Date").
SERVICER:	Fairbanks Capital Corp.
TRUSTEE:	Wells Fargo Bank Minnesota, N.A.
RECORD DATE:	With respect to any Distribution Date, the business day immediately preceding the Distribution Date.
DISTRIBUTION DATE:	The 15th day of each month (or if such 15th day is not a business day, the next succeeding business day) commencing on June 18, 2002.
INTEREST ACCRUAL:	Interest on the Class A, Class M1, Class M2 and Class B Certificates will accrue for the period beginning on the prior Distribution Date and ending the day preceding the current Distribution Date; or in the case of the first accrual period from the Closing Date to the day preceding the first Distribution Date. Interest will be paid on the basis of the actual number of days during the accrual period, with a 360 day year. Interest on the Class A-IO Certificates will accrue for the Calendar Month preceding the month in which such Distribution Date occurs. Interest will be paid on the basis of a 30-day month with a 360 day year. Interest on the Class B-IO will accrue for the period beginning on the prior Distribution Date and ending the day preceeding the current Distribution Date; or in the case of the first accrual period from the closing date to the day preceeding the first Distribution Date. Interest will be paid on the basis of a 30-day month with a 360 day year.
ERISA:	All of the Offered Certificates are ERISA eligible. Other classes may not be ERISA eligible.
SMMEA:	None of the certificates are expected to be SMMEA eligible.
TAX STATUS:	Multiple REMICs for federal income tax purposes.
CERTIFICATE RATING:	It is a condition to the issuance of the Class A Certificates that they receive ratings of "AAA" from Standard & Poor's ("S&P"), "AAA" from Fitch, Inc. ("Fitch") and "Aaa" from Moody's, that the Class A-IO Certificates receive a rating of "AAA" from S&P, "AAA" from Fitch and "Aaa" from Moody's, that the Class M1 Certificates receive a rating of "AA" from S&P, "AA" from Fitch and "Aa2" from Moody's, that the M2 Certificates receive a rating of at least "A" from S&P, "A" from Fitch and "A2" from Moody's, and that the Class B Certificates receive a rating of at least "BBB" from S&P, "BBB" from Fitch and "Baa2" from Moody's.
PRICING SPEED:	26% CPR
SERVICING FEE:	The servicing fee of 0.50% will be paid before current interest on all Certificates.

TRUSTEE FEE: The trustee fee will be zero. All compensation to the Trustee will be on float on amounts in the distribution account prior to any Distribution Date.

OPTIONAL REDEMPTION: The Servicer has the right to exercise the 10% optional clean-up call with respect to the mortgage loans serviced by it.

P&I ADVANCES: Unless the Servicer determines that any proposed advance is not recoverable from the related Home Equity Loan, the Servicer will be required to advance principal and interest on the related Home Equity Loans.

SECTION 32 LOANS: No Mortgage Loan will be subject to the Home Ownership Equity Protection Act (Section 32 Loans). CSFB conducts this review during due diligence and each originator reps to this fact.

PREFUNDING : Approximately $125,000,000 will be prefunded within 45 days after the Settlement Date. The final pool will be approximately $825,000,000 (+/-10%).

OVERCOLLATERALIZATION: An initial overcollateralization of 0% building to [1.75%] of original principal balance, stepping down on the Stepdown Date to [3.50%] of the then current principal balance, subject to the Overcollateralization Floor.

Overcollateralization Floor: 0.50% of the pool balance as of the Cut-Off Date.

STEP DOWN DATE: The later to occur of June 2005 and when the Credit Enhancement Percentage is greater than 37.50%.

CREDIT ENHANCEMENT:

Credit Enhancement Table

	AAA/Aaa Enhancement Percentage	AA/Aa2 Enhancement Percentage	A/A2 Enhancement Percentage	BBB/Baa2 Enhancement Percentage
Initially (After OC Buildup)				
Subordination	17.00	9.50	4.00	
Overcollateralization	1.75	1.75	1.75	1.75
Total Enhancement	18.75	11.25	5.75	1.75
After Anticipated Stepdown				
Subordination	34.00	19.00	8.00	
Overcollateralization	3.50	3.50	3.50	3.50
Total Enhancement	37.50	22.50	11.50	3.50

CLASS A CERTIFICATES:	Class A1 and Class A2 Certificates.

INTEREST DISTRIBUTIONS:

Interest Collections (net of the Servicing and Cap Fee) will generally be allocated in the following priority:

1. Pari-Passu Class A1, Class A2 and Class A-IO Certificates current interest plus unpaid interest shortfalls.
2. Class M1 current interest.
3. Class M2 current interest.
4. Pari-Passu Class B current interest and unrated Class B-IO current interest.
5. Build overcollateralization to the target level.
6. Unpaid Interest Shortfalls and reimbursements of principal write-downs in that order first to the Class M1, then to the Class M2, then to the Class B Certificates and the Class B-IO Certificates.
7. Reimbursement for prepayment interest shortfalls first concurrently to the Class A and Class A-IO Certificates, then to the Class M1, then to the Class M2 and then to the Class B Certificates.
8. Carry Forward Amount sequentially to the Class A, Class M1, Class M2 and Class B Certificates, subject to weighted average pass through rates on the certificates.

PRINCIPAL DISTRIBUTIONS:

Collections of Principal before the Stepdown Date, or if a Trigger Event exists, will be allocated in the following priority:

1. Pay the Class A Certificates to zero.
2. Pay Classes M1, M2 and B sequentially to zero.

Collections of Principal on and after the Stepdown Date, and if a Trigger Event does not exist, will be allocated in the following priority:

1. Pay the Class A Certificates to their targeted enhancement level.
2. Pay the Class M1 Certificates to their targeted enhancement level.
3. Pay the Class M2 Certificates to their targeted enhancement level.
4. Pay the Class B Certificates to their targeted enhancement level

AVAILABLE FUNDS CAP:

The Certificates will generally be subject to an Available Funds Cap equal to the WAC LESS the sum of (expressed as a percentage across outstanding balance):

a) Applicable portion of the Servicing and Cap Fee;

b) For the first 30 Distribution Dates only, the product of (i) the Class A-IO Coupon and (ii) the lesser of (x) the Class A-IO Notional Balance and (y) the outstanding principal balance.

c) For the first 24 Distribution Dates only, the product of (i) the Class B-IO Coupon and (ii) the lesser of (x) $35 million and (y) the outstanding principal balance.

AVAILABLE FUNDS CAP CARRY FORWARD:

If interest collections at a Distribution Date are insufficient to make required interest payments to the Certificates due to the Available Funds Cap, amounts unpaid to the Certificates will be carried forward to the next Distribution Date (the "Carry Forward Amount"). Carry Forward Amounts at the next Distribution Date will include interest on the Carry Forward Amount, calculated at the applicable Certificate Rate.

CAP CONTRACT: The Trust will include a one-month LIBOR Cap contract. The notional amount of the Cap will equal approximately $165 million and will thereafter amortize down. The one-month LIBOR strike on the Cap will be 100bp over the 1 month LIBOR forward curve as of pricing. The Cap contract will be outstanding for 30 Distribution Dates.

COUPON STEP-UPS: On the Distribution Date after the earliest date on which the optional clean up call can be exercised, the margin on the Class A1 Certificates will double and the margin on the Class M1, Class M2, and Class B Certificates will go up by 50%.

CLASS A-IO: The Class A-IO Coupon will be 6.50% for the first 30 Distribution Dates, and then 0% thereafter. [Subject to the Available Funds Cap]

The notional amount of the Class A-IO Certificates will be equal to the lesser of (i) the Class A-IO Notional Balance and (ii) the outstanding principal balance. The Class A-IO Notional Balance will initially equal approximately $108 million and will thereafter amortize down.

Month	Class A-IO Notional Balance	Month	Class A-IO Notional Balance	Month	Class A-IO Notional Balance
1	108,000,000	11	83,500,000	21	64,600,000
2	105,300,000	12	81,400,000	22	62,900,000
3	102,600,000	13	79,300,000	23	61,300,000
4	100,000,000	14	77,300,000	24	59,800,000
5	97,400,000	15	75,300,000	25	58,200,000
6	95,000,000	16	73,400,000	26	56,700,000
7	92,600,000	17	71,600,000	27	55,300,000
8	90,200,000	18	69,700,000	28	53,900,000
9	87,900,000	19	68,000,000	29	52,500,000
10	85,700,000	20	66,200,000	30	51,200,000

UNRATED CLASS B-IO: The Class B-IO Coupon for the first 24 Distribution Dates will be 7.00% (subject to a cap), and then 0% thereafter.

The notional amount of the Class B-IO Certificates will be equal to the lesser of (i) $35 million and (ii) the outstanding principal balance.

TRIGGER EVENT: A Trigger Event is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the percentage of mortgage loans greater than 60 days or more delinquent exceeds 40% of the Credit Enhancement Percentage or (ii) the cumulative realized losses as a percentage of the mortgage loans are greater than:

Distribution Date	Percentage
June 2005 – May 2006	3.00%
June 2006 – May 2007	4.75%
June 2007 – May 2008	6.00%
June 2008 – May 2009	6.50%
June 2009 and thereafter	6.75%

PREPAYMENT SENSITIVITIES

	0% CPR			15% CPR			26% CPR			35% CPR			45% CPR		
	WAL	FIRST PAY	LAST PAY	WAL	FIRST PAY	LAST PAY	WAL	FIRST PAY	LAST PAY	WAL	FIRST PAY	LAST PAY	WAL	FIRST PAY	LAST PAY
To Call															
A1	18.82	6/02	2/31	4.31	6/02	6/15	2.38	6/02	10/09	1.55	6/02	8/07	1.00	6/02	3/05
A2	18.82	6/02	2/31	4.31	6/02	6/15	2.38	6/02	10/09	1.55	6/02	8/07	1.00	6/02	3/05
M1	26.42	12/24	2/31	8.56	6/06	6/15	4.99	9/05	10/09	4.39	1/06	8/07	3.48	3/05	3/06
M2	26.42	12/24	2/31	8.56	6/06	6/15	4.93	7/05	10/09	3.99	9/05	8/07	3.75	12/05	3/06
B1	26.41	12/24	2/31	8.52	6/06	6/15	4.88	6/05	10/09	3.82	6/05	8/07	3.41	7/05	3/06
A-IO	1.72	6/02	11/04	1.72	6/02	11/04	1.72	6/02	11/04	1.72	6/02	11/04	1.72	6/02	11/04
To Maturity															
A1	18.87	6/02	5/32	4.64	6/02	1/28	2.60	6/02	12/18	1.70	6/02	5/14	1.00	6/02	3/05
A2	18.87	6/02	5/32	4.64	6/02	1/28	2.60	6/02	12/18	1.70	6/02	5/14	1.00	6/02	3/05
M1	26.54	12/24	3/32	9.36	6/06	10/24	5.51	9/05	1/16	4.76	1/06	3/12	4.90	3/05	2/11
M2	26.53	12/24	2/32	9.25	6/06	9/22	5.37	7/05	7/14	4.31	9/05	1/11	4.15	12/05	9/08
B1	26.46	12/24	10/31	8.81	6/06	8/19	5.07	6/05	6/12	3.96	6/05	7/09	3.51	7/05	7/07
AI-O	1.72	6/02	11/04	1.72	6/02	11/04	1.72	6/02	11/04	1.72	6/02	11/04	1.72	6/02	11/04

Available Funds Cap ("AFC")

Period	Date	AFC[1]	Period	Date	AFC[1]
1	6/15/2002	8.649%	43	12/15/2005	13.362%
2	7/15/2002	8.484%	44	1/15/2006	13.363%
3	8/15/2002	8.495%	45	2/15/2006	13.363%
4	9/15/2002	8.503%	46	3/15/2006	13.364%
5	10/15/2002	8.483%	47	4/15/2006	13.364%
6	11/15/2002	8.481%	48	5/15/2006	13.421%
7	12/15/2002	8.472%	49	6/15/2006	14.330%
8	1/15/2003	8.414%	50	7/15/2006	14.331%
9	2/15/2003	8.371%	51	8/15/2006	14.332%
10	3/15/2003	8.330%	52	9/15/2006	14.332%
11	4/15/2003	8.277%	53	10/15/2006	14.333%
12	5/15/2003	8.234%	54	11/15/2006	14.334%
13	6/15/2003	8.190%	55	12/15/2006	14.398%
14	7/15/2003	8.148%	56	1/15/2007	14.399%
15	8/15/2003	8.105%	57	2/15/2007	14.399%
16	9/15/2003	8.060%	58	3/15/2007	14.400%
17	10/15/2003	8.039%	59	4/15/2007	14.401%
18	11/15/2003	7.997%	60	5/15/2007	14.402%
19	12/15/2003	7.952%	61	6/15/2007	14.402%
20	1/15/2004	7.958%	62	7/15/2007	14.403%
21	2/15/2004	7.919%	63	8/15/2007	14.404%
22	3/15/2004	7.881%	64	9/15/2007	14.405%
23	4/15/2004	7.904%	65	10/15/2007	14.405%
24	5/15/2004	7.947%	66	11/15/2007	14.406%
25	6/15/2004	9.445%	67	12/15/2007	14.407%
26	7/15/2004	9.475%	68	1/15/2008	14.408%
27	8/15/2004	9.460%	69	2/15/2008	14.409%
28	9/15/2004	9.446%	70	3/15/2008	14.409%
29	10/15/2004	9.475%	71	4/15/2008	14.410%
30	11/15/2004	9.544%	72	5/15/2008	14.411%
31	12/15/2004	10.799%	73	6/15/2008	14.412%
32	1/15/2005	10.810%	74	7/15/2008	14.413%
33	2/15/2005	10.821%	75	8/15/2008	14.413%
34	3/15/2005	10.833%	76	9/15/2008	14.414%
35	4/15/2005	10.846%	77	10/15/2008	14.415%
36	5/15/2005	10.940%	78	11/15/2008	14.429%
37	6/15/2005	12.130%	79	12/15/2008	14.444%
38	7/15/2005	12.015%	80	1/15/2009	14.459%
39	8/15/2005	12.015%	81	2/15/2009	14.475%
40	9/15/2005	12.016%	82	3/15/2009	14.491%
41	10/15/2005	12.016%	83	4/15/2009	14.507%
42	11/15/2005	12.098%	84	5/15/2009	14.524%

(1) Assumes 6 month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the adjustable rate mortgage loans and is run at the pricing prepayment speed.

MORTGAGE LOANS

The Mortgage Loans consist of first lien Six Month LIBOR, 2/28 and 3/27 adjustable rate loans and first lien and second lien Fixed Rate closed-end home equity loans. The 2/28 and 3/27 adjustable rate loans are subject to semi-annual interest rate adjustments after an initial twenty-four month or thirty-six month period. The Six Month LIBOR loans adjust every six months. The obligations of the Borrower under each mortgage are secured by the related property.

The information concerning the Home Equity Loans presented below is based on actual balances of pools originated through April 2002. The final pool will be approximately **$825,000,000 (+/-10%)**. The following characteristics are substantially representative of the final pool.

TOTAL HOME EQUITY LOANS

Wgt. Avg. Coupon:	8.782%
Range of Rates:	5.990% to 15.750%
Wgt. Avg. Orig. Maturity:	357 months
Wgt. Avg. Rem. Maturity:	352 months
Avg. Rem. Principal Balance:	$98,680
Wgt. Avg. FICO:	607
Wgt. Avg. Margin:	6.375%
Wgt. Avg. Orig. LTV:	78%
Wgt. Avg. Orig. Combined LTV:	83%

Three sets of tables follow.

The first set of tables is the Total Pool.

The mezzanine and subordinate Classes are backed by the Total Pool.

The second set of tables is the Group 1 Pool which backs the Class A1.

The third set of tables is the Group 2 Pool which backs the Class A2.

ABSC 2002HE-2 Term Sheet
Combined Collateral

FICO SCORES

Fico Scores	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Not Available	13	$677,973.01	0.08%
426 - 450	1	60,289.84	0.01
451 - 475	3	162,644.09	0.02
476 - 500	38	3,251,775.49	0.40
501 - 525	1,033	80,687,128.18	10.04
526 - 550	1,155	101,920,868.37	12.69
551 - 575	1,048	90,685,071.26	11.29
576 - 600	1,016	94,202,769.67	11.72
601 - 625	1,080	112,482,043.82	14.00
626 - 650	1,035	115,342,268.22	14.36
651 - 675	790	90,814,040.13	11.30
676 - 700	454	55,010,946.27	6.85
701 - 725	231	27,937,920.84	3.48
726 - 750	149	17,783,703.47	2.21
751 - 775	57	7,767,305.77	0.97
776 - 800	32	4,084,858.95	0.51
801 – 825	7	579,489.79	0.07
Total:	**8,142**	**$803,451,097.20**	**100.00%**
Weighted Average: 607.2			

ORIGINAL TERM

Original Term	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
<= 120	20	$484,058.80	0.06%
121 - 180	254	8,997,714.73	1.12
181 - 240	88	2,443,368.33	0.30
241 - 300	14	505,966.31	0.06
301 - 360	7,766	791,019,989.03	98.45
Total:	**8,142**	**$803,451,097.20**	**100.00%**
Weighted Average: 357.4			

REMAINING TERM TO MATURITY

Months Remaining	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
<= 180	685	$32,677,888.10	4.07%
181 - 348	150	6,192,733.29	0.77
349 - 360	7,307	764,580,475.81	95.16
Total:	***8,142***	***$803,451,097.20***	***100.00%***
Weighted Average: 352.0			

PROPERTY TYPE OF THE LOANS

Property Type	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Single Family Residence	6,240	$591,807,228.21	73.66%
Condo	565	59,879,834.30	7.45
2-4 Family	491	48,413,425.62	6.03
PUD	141	15,199,047.56	1.89
Deminimus PUD	586	82,946,363.55	10.32
Manufactured Housing	119	5,205,197.97	0.65
Total:	**8,142**	**$803,451,097.20**	**100.00%**

OCCUPANCY STATUS OF THE LOANS

Occupancy Status	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Primary	7,461	$752,444,246.86	93.65%
Second Home	17	2,326,172.33	0.29
Investment	664	48,680,678.00	6.06
Total:	**8,142**	**$803,451,097.20**	**100.00%**

PURPOSE OF THE LOANS

Purpose	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Purchase	2,066	$240,697,729.43	29.96%
Refinance - Rate Term	1,286	119,429,014.36	14.86
Refinance - Cashout	4,790	443,324,353.40	55.18
Total:	**8,142**	**$803,451,097.20**	**100.00%**

ORIGINAL LOAN TO VALUE RATIO OF THE LOANS

Original Loan to Value Ratio	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
<= 50.000	691	$38,405,775.23	4.78%
50.001 - 60.000	348	28,963,260.46	3.60
60.001 - 70.000	935	75,722,199.15	9.42
70.001 - 75.000	840	74,087,848.43	9.22
75.001 - 80.000	2,522	286,635,234.25	35.68
80.001 - 85.000	1,527	145,688,579.03	18.13
85.001 - 90.000	1,160	135,825,326.78	16.91
90.001 - 95.000	119	18,122,873.87	2.26
Total:	**8,142**	**$803,451,097.20**	**100.00%**
Weighted Average by Original Balance: 77.76			

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

Geographic Distribution by Balance	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
California	2,577	$366,320,222.71	45.59%
Florida	564	39,829,795.07	4.96
Michigan	566	36,236,395.86	4.51
Illinois	384	34,834,180.84	4.34
Texas	552	29,584,712.20	3.68
Colorado	228	27,152,079.87	3.38
Arizona	265	24,213,627.91	3.01
Massachusetts	187	21,859,194.73	2.72
New Jersey	147	17,780,337.86	2.21
Georgia	193	14,826,972.90	1.85
Nevada	142	14,477,814.85	1.80
Other	2,337	176,335,762.38	21.95
Total:	**8,142**	**$803,451,097.20**	**100.00%**
Number of States Represented: 50			

LOAN PROGRAMS OF THE MORTGAGED LOANS

Program	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Full Doc -Asset and Income	4,891	$430,928,250.35	53.63%
Stated Documentation	2,432	263,619,737.43	32.81
LIMITED	819	108,903,109.41	13.55
Total:	**8,142**	**$803,451,097.20**	**100.00%**

CURRENT MORTGAGE RATES OF THE LOANS

Mortgage Rate	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
5.501 - 6.000	42	$6,006,520.85	0.75%
6.001 - 6.500	24	3,667,004.36	0.46
6.501 - 7.000	301	41,034,815.83	5.11
7.001 - 7.500	601	79,858,350.64	9.94
7.501 - 8.000	1,109	136,143,185.67	16.94
8.001 - 8.500	1,169	127,100,047.87	15.82
8.501 - 9.000	1,466	146,247,921.08	18.20
9.001 - 9.500	1,023	86,215,351.44	10.73
9.501 - 10.000	964	80,256,163.53	9.99
10.001 - 10.500	464	34,635,543.52	4.31
10.501 - 11.000	358	25,850,083.15	3.22
11.001 - 11.500	162	10,494,752.03	1.31
11.501 - 12.000	166	9,824,189.60	1.22
12.001 - 12.500	75	4,209,580.08	0.52
12.501 - 13.000	73	4,484,735.61	0.56
13.001 - 13.500	26	1,466,052.19	0.18
13.501 - 14.000	99	4,916,358.06	0.61
14.001 - 14.500	12	477,035.79	0.06
14.501 - 15.000	7	554,022.08	0.07
15.501 - 16.000	1	9,383.82	0.00
Total:	**8,142**	**$803,451,097.20**	**100.00%**
Weighted Average: 8.782			

MAXIMUM RATES OF THE LOANS

Maximum Rate	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Not Applicable	2,581	$145,913,734.43	18.16%
11.001 - 11.500	1	54,845.12	0.01
12.501 - 13.000	45	6,993,851.38	0.87
13.001 - 13.500	57	13,568,968.48	1.69
13.501 - 14.000	225	43,169,924.12	5.37
14.001 - 14.500	410	73,112,440.25	9.10
14.501 - 15.000	728	102,577,327.58	12.77
15.001 - 15.500	870	111,134,465.23	13.83
15.501 - 16.000	1,039	111,415,374.22	13.87
16.001 - 16.500	826	83,122,817.55	10.35
16.501 - 17.000	650	56,158,425.30	6.99
17.001 - 17.500	328	28,408,504.71	3.54
17.501 - 18.000	193	14,081,448.98	1.75
18.001 - 18.500	74	5,655,673.83	0.70
18.501 - 19.000	63	4,682,153.87	0.58
19.001 - 19.500	29	1,705,700.88	0.21
19.501 - 20.000	15	1,272,275.67	0.16
20.001 - 20.500	3	213,528.54	0.03
20.501 - 21.000	2	85,103.74	0.01
21.001 - 21.500	2	65,951.40	0.01
21.501 - 22.000	1	58,581.89	0.01
Total:	**8,142**	**$803,451,097.20**	**100.00%**
Weighted Average: 15.571			

GROSS MARGIN OF THE LOANS

Gross Margin	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Not Applicable	2,581	$146,035,173.03	18.18%
4.001 - 4.500	60	14,332,464.40	1.78
4.501 - 5.000	229	55,819,908.32	6.95
5.001 - 5.500	192	42,350,187.80	5.27
5.501 - 6.000	137	25,381,431.28	3.16
6.001 - 6.500	2,250	250,580,501.73	31.19
6.501 - 7.000	1,608	160,635,845.43	19.99
7.001 - 7.500	964	90,932,312.68	11.32
7.501 - 8.000	108	16,061,507.24	2.00
8.001 - 8.500	2	129,444.28	0.02
8.501 - 9.000	11	1,192,321.00	0.15
Total:	**8,142**	**$803,451,097.20**	**100.00%**
Weighted Average: 6.375			

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

Months of Next Rate Adjustment	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Not Applicable	2,579	$145,806,568.26	18.15%
5/1/2002	6	358,790.37	0.04
6/1/2002	11	858,746.20	0.11
7/1/2002	7	556,854.24	0.07
9/1/2002	1	45,545.24	0.01
10/1/2002	2	372,193.71	0.05
2/1/2004	1	27,495.54	0.00
3/1/2004	528	65,094,019.23	8.10
4/1/2004	4,645	524,115,327.29	65.23
5/1/2004	3	435,425.93	0.05
12/1/2004	1	118,519.44	0.01
2/1/2005	1	179,963.70	0.02
3/1/2005	43	8,196,956.23	1.02
4/1/2005	314	57,284,691.83	7.13
Total:	**8,142**	**$803,451,097.20**	**100.00%**

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

Original Number of Months to Expiration	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
<= 0	1,609	$124,072,459.36	15.44%
7 - 12	251	33,281,921.08	4.14
13 - 24	4,480	498,668,192.79	62.07
31 - 36	801	86,594,664.02	10.78
43 - 48	22	1,135,652.51	0.14
49 - 60	979	59,698,207.44	7.43
Total:	**8,142**	**$803,451,097.20**	**100.00%**

PRODUCT TYPES OF THE LOANS

Product	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Fixed - 10 Year	20	$484,058.80	0.06%
Fixed - 15 Year	254	8,997,714.73	1.12
Fixed - 20 Year	88	2,443,368.33	0.30
Fixed - 25 Year	14	505,966.31	0.06
Fixed - 30 Year	2,203	133,375,460.09	16.60
ARM228	5,203	591,818,852.51	73.66
ARM327	360	65,825,676.43	8.19
Total:	**8,142**	**$803,451,097.20**	**100.00%**

TOP 20 ZIP CODE CONCENTRATIONS OF THE LOANS

Top 20 Zip Code Concentrations	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
91367	19	$4,806,376.20	0.60%
93065	17	3,791,557.69	0.47
91335	24	3,027,760.20	0.38
93010	11	2,716,507.99	0.34
94509	17	2,480,429.74	0.31
94541	12	2,473,830.69	0.31
94015	10	2,424,050.41	0.30
93021	14	2,239,504.36	0.28
94605	18	2,210,526.65	0.28
93906	14	2,119,491.36	0.26
95122	10	2,076,094.17	0.26
94565	16	2,055,795.81	0.26
95123	10	1,950,432.82	0.24
91607	9	1,836,957.61	0.23
94531	10	1,819,899.23	0.23
91344	12	1,808,622.79	0.23
92679	7	1,753,766.98	0.22
91362	8	1,739,345.55	0.22
91342	14	1,724,428.25	0.21
94587	8	1,724,332.66	0.21
Other	7,882	756,671,386.04	94.18
Total:	**8,142**	**$803,451,097.20**	**100.00%**

ORIGINATORS OF THE LOANS

Originators	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Long Beach	53	$3,451,097.20	0.43%
New Century	6,590	550,000,000.00	68.45
WMC	1,499	250,000,000.00	31.12
Total:	**8,142**	**$803,451,097.20**	**100.00%**

FICO SCORES OF THE LOANS

Fico Scores	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Not Available	5	$246,179.92	0.06%
426 - 450	1	60,289.84	0.01
451 - 475	2	129,938.89	0.03
476 - 500	12	1,187,514.95	0.30
501 - 525	371	32,381,907.11	8.05
526 - 550	440	44,775,751.80	11.14
551 - 575	429	40,528,100.34	10.08
576 - 600	437	46,520,633.36	11.57
601 - 625	490	60,663,658.56	15.09
626 - 650	497	64,655,436.96	16.08
651 - 675	357	48,391,607.16	12.04
676 - 700	227	29,792,381.67	7.41
701 - 725	104	14,052,920.34	3.50
726 - 750	72	10,186,802.19	2.53
751 - 775	33	5,344,442.80	1.33
776 - 800	20	2,908,872.30	0.72
801 - 825	5	235,151.02	0.06
Total:	**3,502**	**$402,061,589.21**	**100.00%**
Weighted Average: 613.5			

ORIGINAL TERM

Original Term	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
<= 120	20	$484,058.80	0.12%
121 - 180	137	4,668,671.06	1.16
181 - 240	4	200,657.51	0.05
241 - 300	1	32,503.19	0.01
301 - 360	3,340	396,675,698.65	98.66
Total:	**3,502**	**$402,061,589.21**	**100.00%**
Weighted Average: 357.6			

REMAINING MONTH TO MATURITY OF THE LOANS

Months Remaining	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
<= 180	253	$15,078,152.38	3.75%
181 - 348	24	1,606,392.03	0.40
349 - 360	3,225	385,377,044.80	95.85
Total:	**3,502**	**$402,061,589.21**	**100.00%**
Weighted Average: 352.8			

PROPERTY TYPES OF THE LOANS

Property Type	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Single Family Residence	2,668	$288,725,140.17	71.81%
Condo	199	26,103,854.99	6.49
2-4 Family	233	26,298,792.58	6.54
PUD	53	6,928,572.47	1.72
Deminimus PUD	302	52,188,745.62	12.98
Manufactured Housing	47	1,816,483.37	0.45
Total:	**3,502**	**$402,061,589.21**	**100.00%**

OCCUPANCY STATUS OF THE LOANS

Occupancy Status	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Primary	3,199	$376,276,719.27	93.59%
Second Home	4	742,689.48	0.18
Investment	299	25,042,180.45	6.23
Total:	**3,502**	**$402,061,589.21**	**100.00%**

PURPOSE OF THE LOANS

Purpose	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Purchase	720	$111,987,729.77	27.85%
Refinance - Rate Term	578	64,462,462.36	16.03
Refinance - Cashout	2,204	225,611,397.07	56.11
Total:	**3,502**	**$402,061,589.21**	**100.00%**

ORIGINAL LOAN TO VALUE RATIO OF THE LOANS

Original Loan to Value Ratio	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
<= 50.000	239	$17,142,907.23	4.26%
50.001 - 60.000	167	15,223,528.30	3.79
60.001 - 70.000	431	38,457,442.34	9.57
70.001 - 75.000	342	35,910,494.24	8.93
75.001 - 80.000	1,081	142,184,846.95	35.36
80.001 - 85.000	632	70,230,082.71	17.47
85.001 - 90.000	558	73,986,600.24	18.40
90.001 - 95.000	52	8,925,687.20	2.22
Total:	**3,502**	**$402,061,589.21**	**100.00%**
Weighted Average by Original Balance: 77.78			

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

Geographic Distribution by Balance	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
California	1,111	$188,870,155.86	46.98%
Florida	254	19,497,017.64	4.85
Illinois	179	16,914,990.63	4.21
Michigan	234	16,067,126.39	4.00
Texas	223	14,159,863.22	3.52
Colorado	99	13,724,760.05	3.41
Arizona	103	11,667,796.62	2.90
New Jersey	80	11,435,549.71	2.84
Massachusetts	79	10,600,476.90	2.64
New York	54	8,911,960.71	2.22
Virginia	62	8,244,058.02	2.05
Other	1,024	81,967,833.46	20.39
Total:	**3,502**	**$402,061,589.21**	**100.00%**
Number of States Represented: 49			

LOAN PROGRAMS OF THE MORTGAGE LOANS

Program	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Full Doc -Asset and Income	2,076	$203,793,718.41	50.69%
Stated Documentation	1,090	140,497,485.05	34.94
LIMITED	336	57,770,385.75	14.37
Total:	**3,502**	**$402,061,589.21**	**100.00%**

MORTGAGE RATES OF THE LOANS

Mortgage Rate	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
5.501 - 6.000	16	$3,072,281.76	0.76%
6.001 - 6.500	5	1,560,455.72	0.39
6.501 - 7.000	168	23,864,334.82	5.94
7.001 - 7.500	291	42,201,466.91	10.50
7.501 - 8.000	401	59,189,053.02	14.72
8.001 - 8.500	351	45,537,966.76	11.33
8.501 - 9.000	1,055	111,340,231.57	27.69
9.001 - 9.500	758	68,568,809.86	17.05
9.501 - 10.000	216	23,737,228.02	5.90
10.001 - 10.500	43	7,451,961.65	1.85
10.501 - 11.000	41	4,190,657.99	1.04
11.001 - 11.500	37	2,144,837.46	0.53
11.501 - 12.000	42	2,891,070.49	0.72
12.001 - 12.500	22	1,313,139.57	0.33
12.501 - 13.000	25	2,081,176.40	0.52
13.001 - 13.500	8	660,402.70	0.16
13.501 - 14.000	18	1,760,328.44	0.44
14.001 - 14.500	1	71,470.23	0.02
14.501 - 15.000	3	415,331.99	0.10
15.501 - 16.000	1	9,383.82	0.00
Total:	**3,502**	**$402,061,589.21**	**100.00%**
Weighted Average: 8.663			

MAXIMUM RATES OF THE LOANS

Maximum Rate	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Not Applicable	1,579	$105,571,613.08	26.26%
12.501 - 13.000	17	3,705,574.31	0.92
13.001 - 13.500	17	6,675,573.07	1.66
13.501 - 14.000	46	16,313,082.97	4.06
14.001 - 14.500	89	30,228,013.72	7.52
14.501 - 15.000	124	31,623,945.93	7.87
15.001 - 15.500	215	49,037,498.23	12.20
15.501 - 16.000	757	84,187,846.60	20.94
16.001 - 16.500	571	56,525,304.08	14.06
16.501 - 17.000	50	10,884,281.38	2.71
17.001 - 17.500	15	4,180,261.58	1.04
17.501 - 18.000	4	987,400.29	0.25
18.001 - 18.500	1	270,756.65	0.07
18.501 - 19.000	4	864,026.22	0.21
19.001 - 19.500	2	59,997.21	0.01
19.501 - 20.000	11	946,413.88	0.24
Total:	**3,502**	**$402,061,589.21**	**100.00%**
Weighted Average: 15.514			

GROSS MARGIN OF THE LOANS

Gross Margin	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Not Applicable	1,578	$105,549,754.36	26.25%
4.001 - 4.500	9	3,939,849.97	0.98
4.501 - 5.000	96	31,254,065.73	7.77
5.001 - 5.500	74	20,857,382.08	5.19
5.501 - 6.000	71	15,745,373.27	3.92
6.001 - 6.500	814	117,138,701.20	29.13
6.501 - 7.000	539	67,391,833.22	16.76
7.001 - 7.500	292	33,360,008.76	8.30
7.501 - 8.000	27	6,342,551.52	1.58
8.001 - 8.500	1	95,845.84	0.02
8.501 - 9.000	1	386,223.25	0.10
Total:	**3,502**	**$402,061,589.21**	**100.00%**
Weighted Average: 6.307			

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

Months of Next Rate Adjustment	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Not Applicable	1,578	$105,549,754.36	26.25%
7/1/2002	2	232,724.34	0.06
9/1/2002	1	45,545.24	0.01
10/1/2002	2	372,193.71	0.09
3/1/2004	183	30,641,582.03	7.62
4/1/2004	1,617	236,379,652.20	58.79
5/1/2004	1	215,436.15	0.05
12/1/2004	1	118,519.44	0.03
3/1/2005	13	3,122,482.35	0.78
4/1/2005	104	25,383,699.39	6.31
Total:	**3,502**	**$402,061,589.21**	**100.00%**

ORIGINAL NUMBER OF MONTHS TO EXPIRATION OF PREPAYMENT PENALTY

Original Number of Months to Expiration	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
<= 0	705	$65,761,578.23	16.36%
7 - 12	123	20,133,904.66	5.01
13 - 24	1,625	224,721,406.74	55.89
31 - 36	371	44,517,851.60	11.07
43 - 48	12	659,557.66	0.16
49 - 60	666	46,267,290.31	11.51
Total:	**3,502**	**$402,061,589.21**	**100.00%**

PRODUCT TYPES OF THE LOANS

Product	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Fixed - 10 Year	20	$484,058.80	0.12%
Fixed - 15 Year	137	4,668,671.06	1.16
Fixed - 20 Year	4	200,657.51	0.05
Fixed - 25 Year	1	32,503.19	0.01
Fixed - 30 Year	1,416	100,163,863.80	24.91
ARM228	1,805	267,841,588.43	66.62
ARM327	119	28,670,246.42	7.13
Total:	**3,502**	**$402,061,589.21**	**100.00%**

TOP 20 ZIP CODE CONCENTRATIONS

Top 20 Zip Code Concentrations	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
91367	12	$3,825,695.32	0.95
94015	8	2,110,218.83	0.52
95122	10	2,076,094.17	0.52
94541	8	1,983,799.62	0.49
92630	7	1,700,157.98	0.42
93065	5	1,666,961.39	0.41
94587	7	1,625,875.69	0.40
95123	7	1,482,147.98	0.37
89117	6	1,348,397.05	0.34
92833	6	1,347,598.01	0.34
94509	9	1,334,977.61	0.33
91607	5	1,314,888.15	0.33
92705	5	1,303,920.78	0.32
91344	6	1,282,178.85	0.32
80211	5	1,235,311.12	0.31
91326	5	1,229,012.96	0.31
91390	4	1,218,156.85	0.30
91362	5	1,177,286.59	0.29
84020	4	1,171,449.21	0.29
94609	6	1,159,915.37	0.29
Other	3,372	370,467,545.69	92.14
Total:	**3,502**	**$402,061,589.21**	**100.00**

ORIGINATORS

Originators	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Long Beach	24	$1,580,929.89	0.39%
New Century	2,881	264,829,207.10	65.87
WMC	597	135,651,452.22	33.74
Total:	**3,502**	**$402,061,589.21**	**100.00%**

ABSC 2002 HE-2 Term Sheet
Group 2

FICO SCORES OF THE LOANS

Fico Scores	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Not Available	8	$431,793.09	0.11%
451 - 475	1	32,705.20	0.01
476 - 500	26	2,064,260.54	0.51
501 - 525	662	48,305,221.07	12.03
526 - 550	715	57,145,116.57	14.24
551 - 575	619	50,156,970.92	12.50
576 - 600	579	47,682,136.31	11.88
601 - 625	590	51,818,385.26	12.91
626 - 650	538	50,686,831.26	12.63
651 - 675	433	42,422,432.97	10.57
676 - 700	227	25,218,564.61	6.28
701 - 725	127	13,885,000.50	3.46
726 - 750	77	7,596,901.29	1.89
751 - 775	24	2,422,862.98	0.60
776 - 800	12	1,175,986.66	0.29
801 - 825	2	344,338.77	0.09
Total:	**4,640**	**$401,389,507.99**	**100.00%**
Weighted Average: 600.8			

ORIGINAL TERM OF THE LOANS

Original Term	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
121 - 180	117	$4,329,043.67	1.08%
181 - 240	84	2,242,710.82	0.56
241 - 300	13	473,463.12	0.12
301 - 360	4,426	394,344,290.38	98.24
Total:	**4,640**	**$401,389,507.99**	**100.00%**
Weighted Average: 357.3			

REMAINING MONTHS TO MATURITY OF THE LOANS

Months Remaining	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
<= 180	432	$17,599,735.72	4.38%
181 - 348	126	4,586,341.26	1.14
349 - 360	4,082	379,203,431.01	94.47
Total:	**4,640**	**$401,389,507.99**	**100.00%**
Weighted Average: 351.1			

PROPERTY TYPE OF THE LOANS

Property Type	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Single Family Residence	3,572	$303,082,088.04	75.51%
Condo	366	33,775,979.31	8.41
2-4 Family	258	22,114,633.04	5.51
PUD	88	8,270,475.09	2.06
Deminimus PUD	284	30,757,617.92	7.66
Manufactured Housing	72	3,388,714.60	0.84
Total:	**4,640**	**$401,389,507.99**	**100.00%**

OCCUPANCY STATUS OF THE LOANS

Occupancy Status	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Primary	4,262	$376,167,527.59	93.72%
Second Home	13	1,583,482.85	0.39
Investment	365	23,638,497.55	5.89
Total:	**4,640**	**$401,389,507.99**	**100.00%**

PURPOSE OF THE LOANS

Purpose	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Purchase	1,346	$128,709,999.66	32.07%
Refinance - Rate Term	708	54,966,552.00	13.69
Refinance - Cashout	2,586	217,712,956.33	54.24
Total:	**4,640**	**$401,389,507.99**	**100.00%**

ORIGINAL LOAN TO VALUE RATIO OF THE LOANS

Original Loan to Value Ratio	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
<= 50.000	452	$21,262,868.00	5.30%
50.001 - 60.000	181	13,739,732.16	3.42
60.001 - 70.000	504	37,264,756.81	9.28
70.001 - 75.000	498	38,177,354.18	9.51
75.001 - 80.000	1,441	144,450,387.30	35.99
80.001 - 85.000	895	75,458,496.32	18.80
85.001 - 90.000	602	61,838,726.54	15.41
90.001 - 95.000	67	9,197,186.67	2.29
Total:	**4,640**	**$401,389,507.99**	**100.00%**
Weighted Average by Original Balance: 77.74			

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

Geographic Distribution by Balance	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
California	1,466	$177,450,066.86	44.21%
Florida	310	20,332,777.43	5.07
Michigan	332	20,169,269.47	5.02
Illinois	205	17,919,190.20	4.46
Texas	329	15,424,848.98	3.84
Colorado	129	13,427,319.82	3.35
Arizona	162	12,545,831.29	3.13
Massachusetts	108	11,258,717.84	2.80
Georgia	111	8,368,545.72	2.08
Minnesota	102	8,077,477.76	2.01
Nevada	83	7,347,065.55	1.83
Other	1,303	89,068,397.07	22.19
Total:	**4,640**	**$401,389,507.99**	**100.00%**
Number of States Represented: 49			

LOAN PROGRAMS OF THE MORTGAGE LOANS

Program	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Full Doc -Asset and Income	2,815	$227,134,531.94	56.59%
Stated Documentation	1,342	123,122,252.39	30.67
LIMITED	483	51,132,723.67	12.74
Total:	**4,640**	**$401,389,507.99**	**100.00%**

MORTGAGE RATES OF THE LOANS

Mortgage Rate	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
5.501 - 6.000	26	$2,934,239.09	0.73%
6.001 - 6.500	19	2,106,548.64	0.52
6.501 - 7.000	133	17,170,481.01	4.28
7.001 - 7.500	310	37,656,883.73	9.38
7.501 - 8.000	708	76,954,132.65	19.17
8.001 - 8.500	818	81,562,081.12	20.32
8.501 - 9.000	411	34,907,689.51	8.70
9.001 - 9.500	265	17,646,541.58	4.40
9.501 - 10.000	748	56,518,935.51	14.08
10.001 - 10.500	421	27,183,581.87	6.77
10.501 - 11.000	317	21,659,425.15	5.40
11.001 - 11.500	125	8,349,914.57	2.08
11.501 - 12.000	124	6,933,119.10	1.73
12.001 - 12.500	53	2,896,440.51	0.72
12.501 - 13.000	48	2,403,559.21	0.60
13.001 - 13.500	18	805,649.49	0.20
13.501 - 14.000	81	3,156,029.62	0.79
14.001 - 14.500	11	405,565.56	0.10
14.501 - 15.000	4	138,690.09	0.03
Total:	**4,640**	**$401,389,507.99**	**100.00%**
Weighted Average: 8.902			

MAXIMUM RATES OF THE LOANS

Maximum Rate	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Not Applicable	1,002	$40,342,121.35	10.05%
11.001 - 11.500	1	54,845.12	0.01
12.501 - 13.000	28	3,288,277.07	0.82
13.001 - 13.500	40	6,893,395.42	1.72
13.501 - 14.000	179	26,856,841.15	6.69
14.001 - 14.500	321	42,884,426.53	10.68
14.501 - 15.000	604	70,953,381.65	17.68
15.001 - 15.500	655	62,096,967.01	15.47
15.501 - 16.000	282	27,227,527.62	6.78
16.001 - 16.500	255	26,597,513.48	6.63
16.501 - 17.000	600	45,274,143.92	11.28
17.001 - 17.500	313	24,228,243.13	6.04
17.501 - 18.000	189	13,094,048.70	3.26
18.001 - 18.500	73	5,384,917.18	1.34
18.501 - 19.000	59	3,818,127.65	0.95
19.001 - 19.500	27	1,645,703.67	0.41
19.501 - 20.000	4	325,861.79	0.08
20.001 - 20.500	3	213,528.54	0.05
20.501 - 21.000	2	85,103.74	0.02
21.001 - 21.500	2	65,951.40	0.02
21.501 - 22.000	1	58,581.89	0.01
Total:	**4,640**	**$401,389,507.99**	**100.00%**
Weighted Average: 15.619			

GROSS MARGINS OF THE LOANS

Gross Margin	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Not Applicable	1,003	$40,485,418.67	10.09%
4.001 - 4.500	51	10,392,614.43	2.59
4.501 - 5.000	133	24,565,842.59	6.12
5.001 - 5.500	118	21,492,805.72	5.35
5.501 - 6.000	66	9,636,058.01	2.40
6.001 - 6.500	1,436	133,441,800.53	33.24
6.501 - 7.000	1,069	93,244,012.21	23.23
7.001 - 7.500	672	57,572,303.92	14.34
7.501 - 8.000	81	9,718,955.72	2.42
8.001 - 8.500	1	33,598.44	0.01
8.501 - 9.000	10	806,097.75	0.20
Total:	**4,640**	**$401,389,507.99**	**100.00%**
Weighted Average: 6.431			

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

Months of Next Rate Adjustment	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Not Applicable	1,001	$40,256,813.90	10.03%
5/1/2002	6	358,790.37	0.09
6/1/2002	11	858,746.20	0.21
7/1/2002	5	324,129.90	0.08
2/1/2004	1	27,495.54	0.01
3/1/2004	345	34,452,437.20	8.58
4/1/2004	3,028	287,735,675.08	71.68
5/1/2004	2	219,989.78	0.05
2/1/2005	1	179,963.70	0.04
3/1/2005	30	5,074,473.88	1.26
4/1/2005	210	31,900,992.44	7.95
Total:	**4,640**	**$401,389,507.99**	**100.00%**

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

Original Number of Months to Expiration	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
<= 0	904	$58,310,881.13	14.53%
7 - 12	128	13,148,016.42	3.28
13 - 24	2,855	273,946,786.05	68.25
31 - 36	430	42,076,812.42	10.48
43 - 48	10	476,094.85	0.12
49 - 60	313	13,430,917.12	3.35
Total:	**4,640**	**$401,389,507.99**	**100.00%**

PRODUCT TYPES OF THE LOANS

Product	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Fixed - 15 Year	117	$4,329,043.67	1.08%
Fixed - 20 Year	84	2,242,710.82	0.56
Fixed - 25 Year	13	473,463.12	0.12
Fixed - 30 Year	787	33,211,596.29	8.27
ARM228	3,398	323,977,264.08	80.71
ARM327	241	37,155,430.01	9.26
Total:	**4,640**	**$401,389,507.99**	**100.00%**

TOP 20 ZIP CODES OF THE LOANS

Top 20 Zip Code Combinations	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
93065	12	$2,124,596.31	0.53%
91335	17	2,124,289.59	0.53
94565	14	1,939,719.39	0.48
93010	9	1,824,963.09	0.45
93021	11	1,686,774.22	0.42
94806	10	1,643,124.48	0.41
93906	9	1,459,952.62	0.36
91342	12	1,433,889.54	0.36
91306	11	1,387,375.63	0.35
94605	12	1,318,724.57	0.33
94531	7	1,175,067.64	0.29
92656	7	1,148,693.89	0.29
94509	8	1,145,452.13	0.29
91351	8	1,135,403.23	0.28
95376	10	1,076,145.49	0.27
94804	10	1,061,878.48	0.26
93030	9	1,020,429.46	0.25
92503	8	1,002,240.71	0.25
90047	10	985,315.75	0.25
91367	7	980,680.88	0.24
Other	4,439	373,714,790.88	93.11
Total:	**4,640**	**$401,389,507.99**	**100.00%**

ORIGINATORS OF THE LOANS

Originators	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Long Beach	29	$1,870,167.31	0.47%
New Century	3,709	285,170,792.90	71.05
WMC	902	114,348,547.78	28.49
Total:	**4,640**	**$401,389,507.99**	**100.00%**

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.2

COMPUTATIONAL MATERIALS PREPARED BY J.P. MORGAN SECURITIES INC.

for

ASSET BACKED SECURITIES CORPORATION
Home Equity Loan Trust 2002-HE2
Asset Backed Pass-Through Certificates, Series 2002-HE2

Asset Backed Securities Corporation
Home Equity Loan Trust, Series 2002-HE2

$825,000,000 (Approximate)
Subject to Revision

April 23, 2002- Computational Materials

 J.P. Morgan Securities Inc. (JPMorgan), member NYSE and SIPC. JPMorgan is the marketing name used by the specific legal entity or entities named in the attached materials. Information has been obtained from sources believed to be reliable but JPMorgan does not warrant its completeness or accuracy. Opinions and estimates constitute our judgement as of the date of this material and are subject to change without notice. Past performance is not indicative of future results. This material is not intended as an offer or solicitation for the purchase or sale of any financial instrument. Securities or financial instruments mentioned herein may not be suitable for all investors. The recipient of these materials must make its own independent decisions regarding any securities or financial instruments mentioned herein. J.P. Morgan Chase & Co. and/or its subsidiaries and affiliates generally act as a market maker in the financial instruments of any issuer discussed herein and may act as underwriter, placement agent, advisor or lender to such issuer. J.P. Morgan Chase & Co. and/or its affiliates, subsidiaries or employees may hold a position in any securities or financial instruments mentioned herein. Clients should contact analysts and execute transactions through a J.P. Morgan Chase & Co. subsidiary or affiliate in their home jurisdiction unless governing law permits otherwise.

The analysis in this report is based on information provided by Asset Backed Securities Corporation. The information contained herein is qualified in its entirety by the information in the prospectus and prospectus supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous such information delivered to you and will be superseded by any such information subsequently delivered and ultimately by the final prospectus and prospectus supplement relating to the securities and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion or amendment from time to time without notice, and JPMorgan is under no obligation to keep you advised of such changes. These materials have been provided to you for informational purposes only and may not be relied upon by you in evaluating the merits of investing in the securities described herein. Any investment decision with respect to the securities should be made by you based solely upon the information contained in the final prospectus and prospectus supplement relating to the securities. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared in reliance upon information furnished by Asset Backed Securities Corporation. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal or notional amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither JPMorgan nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY JPMORGAN AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN JPMORGAN). JPMORGAN IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED April 23, 2002
Asset Backed Securities Corporation
Issuer

DLJ Mortgage Capital, Inc.
Seller

NEW CENTURY
MORTGAGE CORPORATION

and

WMC

(Primary Originators)

Fairbanks Capital Corp.
(Servicer)

$825,000,000 (+/- 10%) (Approximate)
Asset Backed Securities Corporation
Home Equity Loan Trust, Series 2002-HE2

Subject to Revision

SELLER:	DLJ Mortgage Capital, Inc.
SERVICER:	Fairbanks Capital Corp.
TRUSTEE:	Wells Fargo Bank Minnesota, N.A.
LEAD UNDERWRITER:	Credit Suisse First Boston Corporation
CO-MANAGERS:	JP Morgan and Countrywide Securities Corporation

OFFERED SECURITIES

CLASS	TRANCHE TYPE	PRINCIPAL ($)	RATINGS S/F/M(2)	AVERAGE LIFE (YRS)(1)	FIRST PAY	LAST PAY(1)	MODIFIED DURATION (YRS)(1)
A1	Senior/FLT	$342,375,000	AAA/AAA/Aaa	2.38	6/02	10/09	2.29
A2	Senior/FLT	342,375,000	AAA/AAA/Aaa	2.38	6/02	10/09	2.29
A-IO	Senior/FXD	Notional	AAA/AAA/Aaa	1.72	6/02	11/04	
M1	Mezzanine/FLT	61,875,000	AA/AA/Aa2	4.99	9/05	10/09	4.66
M2	Mezzanine/FLT	45,375,000	A/A/A2	4.93	7/05	10/09	4.53
B	Subordinate/FLT	33,000,000	BBB/BBB/Baa2	4.88	6/05	10/09	4.37
Total		$825,000,000					

(1) To 10% call.
(2) Rated by Standard & Poor's, Fitch and Moody's.

CUT-OFF DATE:	May 1, 2002.
EXPECTED PRICING:	On or about April 25, 2002.
MORTGAGE ORIGINATORS:	New Century Mortgage will have originated approximately 67%, WMC 30% and Long Beach Mortgage, Citiscape Mortgage and Equicon Mortgage approximately 3% of the final pool, respectively.
EXPECTED SETTLEMENT:	May 30, 2002 (the actual date of closing, the "Closing Date").
SERVICER:	Fairbanks Capital Corp.
TRUSTEE:	Wells Fargo Bank Minnesota, N.A.
RECORD DATE:	With respect to any Distribution Date, the business day immediately preceding the Distribution Date.
DISTRIBUTION DATE:	The 15th day of each month (or if such 15th day is not a business day, the next succeeding business day) commencing on June 18, 2002.
INTEREST ACCRUAL:	Interest on the Class A, Class M1, Class M2 and Class B Certificates will accrue for the period beginning on the prior Distribution Date and ending the day preceding the current Distribution Date; or in the case of the first accrual period from the Closing Date to the day preceding the first Distribution Date. Interest will be paid on the basis of the actual number of days during the accrual period, with a 360 day year. Interest on the Class A-IO Certificates will accrue for the Calendar Month preceding the month in which such Distribution Date occurs. Interest will be paid on the basis of a 30-day month with a 360 day year. Interest on the Class B-IO will accrue for the period beginning on the prior Distribution Date and ending the day preceeding the current Distribution Date; or in the case of the first accrual period from the closing date to the daypreceeding the first Distribution Date. Interest will be paid on the basis of a 30-day month with a 360 day year.
ERISA:	All of the Offered Certificates are ERISA eligible. Other classes may not be ERISA eligible.
SMMEA:	None of the certificates are expected to be SMMEA eligible.
TAX STATUS:	Multiple REMICs for federal income tax purposes.
CERTIFICATE RATING:	It is a condition to the issuance of the Class A Certificates that they receive ratings of "AAA" from Standard & Poor's ("S&P"), "AAA" from Fitch, Inc. ("Fitch") and "Aaa" from Moody's, that the Class A-IO Certificates receive a rating of "AAA" from S&P, "AAA" from Fitch and "Aaa" from Moody's, that the Class M1 Certificates receive a rating of "AA" from S&P, "AA" from Fitch and "Aa2" from Moody's, that the M2 Certificates receive a rating of at least "A" from S&P, "A" from Fitch and "A2" from Moody's, and that the Class B Certificates receive a rating of at least "BBB" from S&P, "BBB" from Fitch and "Baa2" from Moody's.
PRICING SPEED:	26% CPR
SERVICING FEE:	The servicing fee of 0.50% will be paid before current interest on all Certificates.

TRUSTEE FEE: The trustee fee will be zero. All compensation to the Trustee will be on float on amounts in the distribution account prior to any Distribution Date.

OPTIONAL REDEMPTION: The Servicer has the right to exercise the 10% optional clean-up call with respect to the mortgage loans serviced by it.

P&I ADVANCES: Unless the Servicer determines that any proposed advance is not recoverable from the related Home Equity Loan, the Servicer will be required to advance principal and interest on the related Home Equity Loans.

SECTION 32 LOANS: No Mortgage Loan will be subject to the Home Ownership Equity Protection Act (Section 32 Loans). CSFB conducts this review during due diligence and each originator reps to this fact.

PREFUNDING : Approximately $125,000,000 will be prefunded within 45 days after the Settlement Date. The final pool will be approximately $825,000,000 (+/-10%).

OVERCOLLATERALIZATION: An initial overcollateralization of 0% building to [1.75%] of original principal balance, stepping down on the Stepdown Date to [3.50%] of the then current principal balance, subject to the Overcollateralization Floor.

Overcollateralization Floor: 0.50% of the pool balance as of the Cut-Off Date.

STEP DOWN DATE: The later to occur of June 2005 and when the Credit Enhancement Percentage is greater than 37.50%.

CREDIT ENHANCEMENT:

Credit Enhancement Table

	AAA/Aaa Enhancement Percentage	AA/Aa2 Enhancement Percentage	A/A2 Enhancement Percentage	BBB/Baa2 Enhancement Percentage
Initially (After OC Buildup)				
Subordination	17.00	9.50	4.00	
Overcollateralization	1.75	1.75	1.75	1.75
Total Enhancement	18.75	11.25	5.75	1.75
After Anticipated Stepdown				
Subordination	34.00	19.00	8.00	
Overcollateralization	3.50	3.50	3.50	3.50
Total Enhancement	37.50	22.50	11.50	3.50

CLASS A CERTIFICATES:	Class A1 and Class A2 Certificates.

INTEREST DISTRIBUTIONS: Interest Collections (net of the Servicing and Cap Fee) will generally be allocated in the following priority:

1. Pari-Passu Class A1, Class A2 and Class A-IO Certificates current interest plus unpaid interest shortfalls.
2. Class M1 current interest.
3. Class M2 current interest.
4. Pari-Passu Class B current interest and unrated Class B-IO current interest.
5. Build overcollateralization to the target level.
6. Unpaid Interest Shortfalls and reimbursements of principal write-downs in that order first to the Class M1, then to the Class M2, then to the Class B Certificates and the Class B-IO Certificates.
7. Reimbursement for prepayment interest shortfalls first concurrently to the Class A and Class A-IO Certificates, then to the Class M1, then to the Class M2 and then to the Class B Certificates.
8. Carry Forward Amount sequentially to the Class A, Class M1, Class M2 and Class B Certificates, subject to weighted average pass through rates on the certificates.

PRINCIPAL DISTRIBUTIONS: Collections of Principal before the Stepdown Date, or if a Trigger Event exists, will be allocated in the following priority:

1. Pay the Class A Certificates to zero.
2. Pay Classes M1, M2 and B sequentially to zero.

Collections of Principal on and after the Stepdown Date, and if a Trigger Event does not exist, will be allocated in the following priority:

1. Pay the Class A Certificates to their targeted enhancement level.
2. Pay the Class M1 Certificates to their targeted enhancement level.
3. Pay the Class M2 Certificates to their targeted enhancement level.
4. Pay the Class B Certificates to their targeted enhancement level

AVAILABLE FUNDS CAP: The Certificates will generally be subject to an Available Funds Cap equal to the WAC LESS the sum of (expressed as a percentage across outstanding balance):

a) Applicable portion of the Servicing and Cap Fee;

b) For the first 30 Distribution Dates only, the product of (i) the Class A-IO Coupon and (ii) the lesser of (x) the Class A-IO Notional Balance and (y) the outstanding principal balance.

c) For the first 24 Distribution Dates only, the product of (i) the Class B-IO Coupon and (ii) the lesser of (x) $35 million and (y) the outstanding principal balance.

AVAILABLE FUNDS CAP CARRY FORWARD: If interest collections at a Distribution Date are insufficient to make required interest payments to the Certificates due to the Available Funds Cap, amounts unpaid to the Certificates will be carried forward to the next Distribution Date (the "Carry Forward Amount"). Carry Forward Amounts at the next Distribution Date will include interest on the Carry Forward Amount, calculated at the applicable Certificate Rate.

CAP CONTRACT: The Trust will include a one-month LIBOR Cap contract. The notional amount of the Cap will equal approximately $165 million and will thereafter amortize down. The one-month LIBOR strike on the Cap will be 100bp over the 1 month LIBOR forward curve as of pricing. The Cap contract will be outstanding for 30 Distribution Dates.

COUPON STEP-UPS: On the Distribution Date after the earliest date on which the optional clean up call can be exercised, the margin on the Class A1 Certificates will double and the margin on the Class M1, Class M2, and Class B Certificates will go up by 50%.

CLASS A-IO: The Class A-IO Coupon will be 6.50% for the first 30 Distribution Dates, and then 0% thereafter. [Subject to the Available Funds Cap]

The notional amount of the Class A-IO Certificates will be equal to the lesser of (i) the Class A-IO Notional Balance and (ii) the outstanding principal balance. The Class A-IO Notional Balance will initially equal approximately $108 million and will thereafter amortize down.

Month	Class A-IO Notional Balance	Month	Class A-IO Notional Balance	Month	Class A-IO Notional Balance
1	108,000,000	11	83,500,000	21	64,600,000
2	105,300,000	12	81,400,000	22	62,900,000
3	102,600,000	13	79,300,000	23	61,300,000
4	100,000,000	14	77,300,000	24	59,800,000
5	97,400,000	15	75,300,000	25	58,200,000
6	95,000,000	16	73,400,000	26	56,700,000
7	92,600,000	17	71,600,000	27	55,300,000
8	90,200,000	18	69,700,000	28	53,900,000
9	87,900,000	19	68,000,000	29	52,500,000
10	85,700,000	20	66,200,000	30	51,200,000

UNRATED CLASS B-IO: The Class B-IO Coupon for the first 24 Distribution Dates will be 7.00% (subject to a cap), and then 0% thereafter.

The notional amount of the Class B-IO Certificates will be equal to the lesser of (i) $35 million and (ii) the outstanding principal balance.

TRIGGER EVENT: A Trigger Event is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the percentage of mortgage loans greater than 60 days or more delinquent exceeds 40% of the Credit Enhancement Percentage or (ii) the cumulative realized losses as a percentage of the mortgage loans are greater than:

Distribution Date	Percentage
June 2005 – May 2006	3.00%
June 2006 – May 2007	4.75%
June 2007 – May 2008	6.00%
June 2008 – May 2009	6.50%
June 2009 and thereafter	6.75%

PREPAYMENT SENSITIVITIES

	0% CPR			15% CPR			26% CPR			35% CPR			45% CPR		
	WAL	FIRST PAY	LAST PAY	WAL	FIRST PAY	LAST PAY	WAL	FIRST PAY	LAST PAY	WAL	FIRST PAY	LAST PAY	WAL	FIRST PAY	LAST PAY
To Call															
A1	18.82	6/02	2/31	4.31	6/02	6/15	2.38	6/02	10/09	1.55	6/02	8/07	1.00	6/02	3/05
A2	18.82	6/02	2/31	4.31	6/02	6/15	2.38	6/02	10/09	1.55	6/02	8/07	1.00	6/02	3/05
M1	26.42	12/24	2/31	8.56	6/06	6/15	4.99	9/05	10/09	4.39	1/06	8/07	3.48	3/05	3/06
M2	26.42	12/24	2/31	8.56	6/06	6/15	4.93	7/05	10/09	3.99	9/05	8/07	3.75	12/05	3/06
B1	26.41	12/24	2/31	8.52	6/06	6/15	4.88	6/05	10/09	3.82	6/05	8/07	3.41	7/05	3/06
A-IO	1.72	6/02	11/04	1.72	6/02	11/04	1.72	6/02	11/04	1.72	6/02	11/04	1.72	6/02	11/04
To Maturity															
A1	18.87	6/02	5/32	4.64	6/02	1/28	2.60	6/02	12/18	1.70	6/02	5/14	1.00	6/02	3/05
A2	18.87	6/02	5/32	4.64	6/02	1/28	2.60	6/02	12/18	1.70	6/02	5/14	1.00	6/02	3/05
M1	26.54	12/24	3/32	9.36	6/06	10/24	5.51	9/05	1/16	4.76	1/06	3/12	4.90	3/05	2/11
M2	26.53	12/24	2/32	9.25	6/06	9/22	5.37	7/05	7/14	4.31	9/05	1/11	4.15	12/05	9/08
B1	26.46	12/24	10/31	8.81	6/06	8/19	5.07	6/05	6/12	3.96	6/05	7/09	3.51	7/05	7/07
AI-O	1.72	6/02	11/04	1.72	6/02	11/04	1.72	6/02	11/04	1.72	6/02	11/04	1.72	6/02	11/04

Available Funds Cap ("AFC")

Period	Date	AFC[1]
1	6/15/2002	8.649%
2	7/15/2002	8.484%
3	8/15/2002	8.495%
4	9/15/2002	8.503%
5	10/15/2002	8.483%
6	11/15/2002	8.481%
7	12/15/2002	8.472%
8	1/15/2003	8.414%
9	2/15/2003	8.371%
10	3/15/2003	8.330%
11	4/15/2003	8.277%
12	5/15/2003	8.234%
13	6/15/2003	8.190%
14	7/15/2003	8.148%
15	8/15/2003	8.105%
16	9/15/2003	8.060%
17	10/15/2003	8.039%
18	11/15/2003	7.997%
19	12/15/2003	7.952%
20	1/15/2004	7.958%
21	2/15/2004	7.919%
22	3/15/2004	7.881%
23	4/15/2004	7.904%
24	5/15/2004	7.947%
25	6/15/2004	9.445%
26	7/15/2004	9.475%
27	8/15/2004	9.460%
28	9/15/2004	9.446%
29	10/15/2004	9.475%
30	11/15/2004	9.544%
31	12/15/2004	10.799%
32	1/15/2005	10.810%
33	2/15/2005	10.821%
34	3/15/2005	10.833%
35	4/15/2005	10.846%
36	5/15/2005	10.940%
37	6/15/2005	12.130%
38	7/15/2005	12.015%
39	8/15/2005	12.015%
40	9/15/2005	12.016%
41	10/15/2005	12.016%
42	11/15/2005	12.098%

Period	Date	AFC[1]
43	12/15/2005	13.362%
44	1/15/2006	13.363%
45	2/15/2006	13.363%
46	3/15/2006	13.364%
47	4/15/2006	13.364%
48	5/15/2006	13.421%
49	6/15/2006	14.330%
50	7/15/2006	14.331%
51	8/15/2006	14.332%
52	9/15/2006	14.332%
53	10/15/2006	14.333%
54	11/15/2006	14.334%
55	12/15/2006	14.398%
56	1/15/2007	14.399%
57	2/15/2007	14.399%
58	3/15/2007	14.400%
59	4/15/2007	14.401%
60	5/15/2007	14.402%
61	6/15/2007	14.402%
62	7/15/2007	14.403%
63	8/15/2007	14.404%
64	9/15/2007	14.405%
65	10/15/2007	14.405%
66	11/15/2007	14.406%
67	12/15/2007	14.407%
68	1/15/2008	14.408%
69	2/15/2008	14.409%
70	3/15/2008	14.409%
71	4/15/2008	14.410%
72	5/15/2008	14.411%
73	6/15/2008	14.412%
74	7/15/2008	14.413%
75	8/15/2008	14.413%
76	9/15/2008	14.414%
77	10/15/2008	14.415%
78	11/15/2008	14.429%
79	12/15/2008	14.444%
80	1/15/2009	14.459%
81	2/15/2009	14.475%
82	3/15/2009	14.491%
83	4/15/2009	14.507%
84	5/15/2009	14.524%

(1) Assumes 6 month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the adjustable rate mortgage loans and is run at the pricing prepayment speed.

MORTGAGE LOANS

The Mortgage Loans consist of first lien Six Month LIBOR, 2/28 and 3/27 adjustable rate loans and first lien and second lien Fixed Rate closed-end home equity loans. The 2/28 and 3/27 adjustable rate loans are subject to semi-annual interest rate adjustments after an initial twenty-four month or thirty-six month period. The Six Month LIBOR loans adjust every six months. The obligations of the Borrower under each mortgage are secured by the related property.

The information concerning the Home Equity Loans presented below is based on actual balances of pools originated through April 2002. The final pool will be approximately **$825,000,000 (+/-10%)**. The following characteristics are substantially representative of the final pool.

TOTAL HOME EQUITY LOANS

Wgt. Avg. Coupon:	8.782%
Range of Rates:	5.990% to 15.750%
Wgt. Avg. Orig. Maturity:	357 months
Wgt. Avg. Rem. Maturity:	352 months
Avg. Rem. Principal Balance:	$98,680
Wgt. Avg. FICO:	607
Wgt. Avg. Margin:	6.375%
Wgt. Avg. Orig. LTV:	78%
Wgt. Avg. Orig. Combined LTV:	83%

Three sets of tables follow.

The first set of tables is the Total Pool.

The mezzanine and subordinate Classes are backed by the Total Pool.

The second set of tables is the Group 1 Pool which backs the Class A1.

The third set of tables is the Group 2 Pool which backs the Class A2.

ABSC 2002HE-2 Term Sheet
Combined Collateral

FICO SCORES

Fico Scores	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Not Available	13	$677,973.01	0.08%
426 - 450	1	60,289.84	0.01
451 - 475	3	162,644.09	0.02
476 - 500	38	3,251,775.49	0.40
501 - 525	1,033	80,687,128.18	10.04
526 - 550	1,155	101,920,868.37	12.69
551 - 575	1,048	90,685,071.26	11.29
576 - 600	1,016	94,202,769.67	11.72
601 - 625	1,080	112,482,043.82	14.00
626 - 650	1,035	115,342,268.22	14.36
651 - 675	790	90,814,040.13	11.30
676 - 700	454	55,010,946.27	6.85
701 - 725	231	27,937,920.84	3.48
726 - 750	149	17,783,703.47	2.21
751 - 775	57	7,767,305.77	0.97
776 - 800	32	4,084,858.95	0.51
801 – 825	7	579,489.79	0.07
Total:	**8,142**	**$803,451,097.20**	**100.00%**
Weighted Average: 607.2			

ORIGINAL TERM

Original Term	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
<= 120	20	$484,058.80	0.06%
121 - 180	254	8,997,714.73	1.12
181 - 240	88	2,443,368.33	0.30
241 - 300	14	505,966.31	0.06
301 - 360	7,766	791,019,989.03	98.45
Total:	**8,142**	**$803,451,097.20**	**100.00%**
Weighted Average: 357.4			

REMAINING TERM TO MATURITY

Months Remaining	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
<= 180	685	$32,677,888.10	4.07%
181 - 348	150	6,192,733.29	0.77
349 - 360	7,307	764,580,475.81	95.16
Total:	**8,142**	**$803,451,097.20**	**100.00%**
Weighted Average: 352.0			

PROPERTY TYPE OF THE LOANS

Property Type	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Single Family Residence	6,240	$591,807,228.21	73.66%
Condo	565	59,879,834.30	7.45
2-4 Family	491	48,413,425.62	6.03
PUD	141	15,199,047.56	1.89
Deminimus PUD	586	82,946,363.55	10.32
Manufactured Housing	119	5,205,197.97	0.65
Total:	**8,142**	**$803,451,097.20**	**100.00%**

OCCUPANCY STATUS OF THE LOANS

Occupancy Status	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Primary	7,461	$752,444,246.86	93.65%
Second Home	17	2,326,172.33	0.29
Investment	664	48,680,678.00	6.06
Total:	**8,142**	**$803,451,097.20**	**100.00%**

PURPOSE OF THE LOANS

Purpose	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Purchase	2,066	$240,697,729.43	29.96%
Refinance - Rate Term	1,286	119,429,014.36	14.86
Refinance - Cashout	4,790	443,324,353.40	55.18
Total:	**8,142**	**$803,451,097.20**	**100.00%**

ORIGINAL LOAN TO VALUE RATIO OF THE LOANS

Original Loan to Value Ratio	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
<= 50.000	691	$38,405,775.23	4.78%
50.001 - 60.000	348	28,963,260.46	3.60
60.001 - 70.000	935	75,722,199.15	9.42
70.001 - 75.000	840	74,087,848.43	9.22
75.001 - 80.000	2,522	286,635,234.25	35.68
80.001 - 85.000	1,527	145,688,579.03	18.13
85.001 - 90.000	1,160	135,825,326.78	16.91
90.001 - 95.000	119	18,122,873.87	2.26
Total:	**8,142**	**$803,451,097.20**	**100.00%**
Weighted Average by Original Balance: 77.76			

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

Geographic Distribution by Balance	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
California	2,577	$366,320,222.71	45.59%
Florida	564	39,829,795.07	4.96
Michigan	566	36,236,395.86	4.51
Illinois	384	34,834,180.84	4.34
Texas	552	29,584,712.20	3.68
Colorado	228	27,152,079.87	3.38
Arizona	265	24,213,627.91	3.01
Massachusetts	187	21,859,194.73	2.72
New Jersey	147	17,780,337.86	2.21
Georgia	193	14,826,972.90	1.85
Nevada	142	14,477,814.85	1.80
Other	2,337	176,335,762.38	21.95
Total:	**8,142**	**$803,451,097.20**	**100.00%**
Number of States Represented: 50			

LOAN PROGRAMS OF THE MORTGAGED LOANS

Program	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Full Doc -Asset and Income	4,891	$430,928,250.35	53.63%
Stated Documentation	2,432	263,619,737.43	32.81
LIMITED	819	108,903,109.41	13.55
Total:	**8,142**	**$803,451,097.20**	**100.00%**

CURRENT MORTGAGE RATES OF THE LOANS

Mortgage Rate	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
5.501 - 6.000	42	$6,006,520.85	0.75%
6.001 - 6.500	24	3,667,004.36	0.46
6.501 - 7.000	301	41,034,815.83	5.11
7.001 - 7.500	601	79,858,350.64	9.94
7.501 - 8.000	1,109	136,143,185.67	16.94
8.001 - 8.500	1,169	127,100,047.87	15.82
8.501 - 9.000	1,466	146,247,921.08	18.20
9.001 - 9.500	1,023	86,215,351.44	10.73
9.501 - 10.000	964	80,256,163.53	9.99
10.001 - 10.500	464	34,635,543.52	4.31
10.501 - 11.000	358	25,850,083.15	3.22
11.001 - 11.500	162	10,494,752.03	1.31
11.501 - 12.000	166	9,824,189.60	1.22
12.001 - 12.500	75	4,209,580.08	0.52
12.501 - 13.000	73	4,484,735.61	0.56
13.001 - 13.500	26	1,466,052.19	0.18
13.501 - 14.000	99	4,916,358.06	0.61
14.001 - 14.500	12	477,035.79	0.06
14.501 - 15.000	7	554,022.08	0.07
15.501 - 16.000	1	9,383.82	0.00
Total:	**8,142**	**$803,451,097.20**	**100.00%**
Weighted Average: 8.782			

MAXIMUM RATES OF THE LOANS

Maximum Rate	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Not Applicable	2,581	$145,913,734.43	18.16%
11.001 - 11.500	1	54,845.12	0.01
12.501 - 13.000	45	6,993,851.38	0.87
13.001 - 13.500	57	13,568,968.48	1.69
13.501 - 14.000	225	43,169,924.12	5.37
14.001 - 14.500	410	73,112,440.25	9.10
14.501 - 15.000	728	102,577,327.58	12.77
15.001 - 15.500	870	111,134,465.23	13.83
15.501 - 16.000	1,039	111,415,374.22	13.87
16.001 - 16.500	826	83,122,817.55	10.35
16.501 - 17.000	650	56,158,425.30	6.99
17.001 - 17.500	328	28,408,504.71	3.54
17.501 - 18.000	193	14,081,448.98	1.75
18.001 - 18.500	74	5,655,673.83	0.70
18.501 - 19.000	63	4,682,153.87	0.58
19.001 - 19.500	29	1,705,700.88	0.21
19.501 - 20.000	15	1,272,275.67	0.16
20.001 - 20.500	3	213,528.54	0.03
20.501 - 21.000	2	85,103.74	0.01
21.001 - 21.500	2	65,951.40	0.01
21.501 - 22.000	1	58,581.89	0.01
Total:	**8,142**	**$803,451,097.20**	**100.00%**
Weighted Average: 15.571			

GROSS MARGIN OF THE LOANS

Gross Margin	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Not Applicable	2,581	$146,035,173.03	18.18%
4.001 - 4.500	60	14,332,464.40	1.78
4.501 - 5.000	229	55,819,908.32	6.95
5.001 - 5.500	192	42,350,187.80	5.27
5.501 - 6.000	137	25,381,431.28	3.16
6.001 - 6.500	2,250	250,580,501.73	31.19
6.501 - 7.000	1,608	160,635,845.43	19.99
7.001 - 7.500	964	90,932,312.68	11.32
7.501 - 8.000	108	16,061,507.24	2.00
8.001 - 8.500	2	129,444.28	0.02
8.501 - 9.000	11	1,192,321.00	0.15
Total:	**8,142**	**$803,451,097.20**	**100.00%**
Weighted Average: 6.375			

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

Months of Next Rate Adjustment	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Not Applicable	2,579	$145,806,568.26	18.15%
5/1/2002	6	358,790.37	0.04
6/1/2002	11	858,746.20	0.11
7/1/2002	7	556,854.24	0.07
9/1/2002	1	45,545.24	0.01
10/1/2002	2	372,193.71	0.05
2/1/2004	1	27,495.54	0.00
3/1/2004	528	65,094,019.23	8.10
4/1/2004	4,645	524,115,327.29	65.23
5/1/2004	3	435,425.93	0.05
12/1/2004	1	118,519.44	0.01
2/1/2005	1	179,963.70	0.02
3/1/2005	43	8,196,956.23	1.02
4/1/2005	314	57,284,691.83	7.13
Total:	**8,142**	**$803,451,097.20**	**100.00%**

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

Original Number of Months to Expiration	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
<= 0	1,609	$124,072,459.36	15.44%
7 - 12	251	33,281,921.08	4.14
13 - 24	4,480	498,668,192.79	62.07
31 - 36	801	86,594,664.02	10.78
43 - 48	22	1,135,652.51	0.14
49 - 60	979	59,698,207.44	7.43
Total:	**8,142**	**$803,451,097.20**	**100.00%**

PRODUCT TYPES OF THE LOANS

Product	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Fixed - 10 Year	20	$484,058.80	0.06%
Fixed - 15 Year	254	8,997,714.73	1.12
Fixed - 20 Year	88	2,443,368.33	0.30
Fixed - 25 Year	14	505,966.31	0.06
Fixed - 30 Year	2,203	133,375,460.09	16.60
ARM228	5,203	591,818,852.51	73.66
ARM327	360	65,825,676.43	8.19
Total:	**8,142**	**$803,451,097.20**	**100.00%**

TOP 20 ZIP CODE CONCENTRATIONS OF THE LOANS

Top 20 Zip Code Concentrations	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
91367	19	$4,806,376.20	0.60%
93065	17	3,791,557.69	0.47
91335	24	3,027,760.20	0.38
93010	11	2,716,507.99	0.34
94509	17	2,480,429.74	0.31
94541	12	2,473,830.69	0.31
94015	10	2,424,050.41	0.30
93021	14	2,239,504.36	0.28
94605	18	2,210,526.65	0.28
93906	14	2,119,491.36	0.26
95122	10	2,076,094.17	0.26
94565	16	2,055,795.81	0.26
95123	10	1,950,432.82	0.24
91607	9	1,836,957.61	0.23
94531	10	1,819,899.23	0.23
91344	12	1,808,622.79	0.23
92679	7	1,753,766.98	0.22
91362	8	1,739,345.55	0.22
91342	14	1,724,428.25	0.21
94587	8	1,724,332.66	0.21
Other	7,882	756,671,386.04	94.18
Total:	**8,142**	**$803,451,097.20**	**100.00%**

ORIGINATORS OF THE LOANS

Originators	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Long Beach	53	$3,451,097.20	0.43%
New Century	6,590	550,000,000.00	68.45
WMC	1,499	250,000,000.00	31.12
Total:	**8,142**	**$803,451,097.20**	**100.00%**

ABSC 2002HE-2 Term Sheet
Group 1

FICO SCORES OF THE LOANS

Fico Scores	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Not Available	5	$246,179.92	0.06%
426 - 450	1	60,289.84	0.01
451 - 475	2	129,938.89	0.03
476 - 500	12	1,187,514.95	0.30
501 - 525	371	32,381,907.11	8.05
526 - 550	440	44,775,751.80	11.14
551 - 575	429	40,528,100.34	10.08
576 - 600	437	46,520,633.36	11.57
601 - 625	490	60,663,658.56	15.09
626 - 650	497	64,655,436.96	16.08
651 - 675	357	48,391,607.16	12.04
676 - 700	227	29,792,381.67	7.41
701 - 725	104	14,052,920.34	3.50
726 - 750	72	10,186,802.19	2.53
751 - 775	33	5,344,442.80	1.33
776 - 800	20	2,908,872.30	0.72
801 - 825	5	235,151.02	0.06
Total:	**3,502**	**$402,061,589.21**	**100.00%**
Weighted Average: 613.5			

ORIGINAL TERM

Original Term	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
<= 120	20	$484,058.80	0.12%
121 - 180	137	4,668,671.06	1.16
181 - 240	4	200,657.51	0.05
241 - 300	1	32,503.19	0.01
301 - 360	3,340	396,675,698.65	98.66
Total:	**3,502**	**$402,061,589.21**	**100.00%**
Weighted Average: 357.6			

REMAINING MONTH TO MATURITY OF THE LOANS

Months Remaining	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
<= 180	253	$15,078,152.38	3.75%
181 - 348	24	1,606,392.03	0.40
349 - 360	3,225	385,377,044.80	95.85
Total:	**3,502**	**$402,061,589.21**	**100.00%**
Weighted Average: 352.8			

PROPERTY TYPES OF THE LOANS

Property Type	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Single Family Residence	2,668	$288,725,140.17	71.81%
Condo	199	26,103,854.99	6.49
2-4 Family	233	26,298,792.58	6.54
PUD	53	6,928,572.47	1.72
Deminimus PUD	302	52,188,745.62	12.98
Manufactured Housing	47	1,816,483.37	0.45
Total:	**3,502**	**$402,061,589.21**	**100.00%**

OCCUPANCY STATUS OF THE LOANS

Occupancy Status	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Primary	3,199	$376,276,719.27	93.59%
Second Home	4	742,689.48	0.18
Investment	299	25,042,180.45	6.23
Total:	**3,502**	**$402,061,589.21**	**100.00%**

PURPOSE OF THE LOANS

Purpose	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Purchase	720	$111,987,729.77	27.85%
Refinance - Rate Term	578	64,462,462.36	16.03
Refinance - Cashout	2,204	225,611,397.07	56.11
Total:	**3,502**	**$402,061,589.21**	**100.00%**

ORIGINAL LOAN TO VALUE RATIO OF THE LOANS

Original Loan to Value Ratio	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
<= 50.000	239	$17,142,907.23	4.26%
50.001 - 60.000	167	15,223,528.30	3.79
60.001 - 70.000	431	38,457,442.34	9.57
70.001 - 75.000	342	35,910,494.24	8.93
75.001 - 80.000	1,081	142,184,846.95	35.36
80.001 - 85.000	632	70,230,082.71	17.47
85.001 - 90.000	558	73,986,600.24	18.40
90.001 - 95.000	52	8,925,687.20	2.22
Total:	**3,502**	**$402,061,589.21**	**100.00%**
Weighted Average by Original Balance: 77.78			

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

Geographic Distribution by Balance	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
California	1,111	$188,870,155.86	46.98%
Florida	254	19,497,017.64	4.85
Illinois	179	16,914,990.63	4.21
Michigan	234	16,067,126.39	4.00
Texas	223	14,159,863.22	3.52
Colorado	99	13,724,760.05	3.41
Arizona	103	11,667,796.62	2.90
New Jersey	80	11,435,549.71	2.84
Massachusetts	79	10,600,476.90	2.64
New York	54	8,911,960.71	2.22
Virginia	62	8,244,058.02	2.05
Other	1,024	81,967,833.46	20.39
Total:	**3,502**	**$402,061,589.21**	**100.00%**
Number of States Represented: 49			

LOAN PROGRAMS OF THE MORTGAGE LOANS

Program	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Full Doc -Asset and Income	2,076	$203,793,718.41	50.69%
Stated Documentation	1,090	140,497,485.05	34.94
LIMITED	336	57,770,385.75	14.37
Total:	**3,502**	**$402,061,589.21**	**100.00%**

MORTGAGE RATES OF THE LOANS

Mortgage Rate	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
5.501 - 6.000	16	$3,072,281.76	0.76%
6.001 - 6.500	5	1,560,455.72	0.39
6.501 - 7.000	168	23,864,334.82	5.94
7.001 - 7.500	291	42,201,466.91	10.50
7.501 - 8.000	401	59,189,053.02	14.72
8.001 - 8.500	351	45,537,966.76	11.33
8.501 - 9.000	1,055	111,340,231.57	27.69
9.001 - 9.500	758	68,568,809.86	17.05
9.501 - 10.000	216	23,737,228.02	5.90
10.001 - 10.500	43	7,451,961.65	1.85
10.501 - 11.000	41	4,190,657.99	1.04
11.001 - 11.500	37	2,144,837.46	0.53
11.501 - 12.000	42	2,891,070.49	0.72
12.001 - 12.500	22	1,313,139.57	0.33
12.501 - 13.000	25	2,081,176.40	0.52
13.001 - 13.500	8	660,402.70	0.16
13.501 - 14.000	18	1,760,328.44	0.44
14.001 - 14.500	1	71,470.23	0.02
14.501 - 15.000	3	415,331.99	0.10
15.501 - 16.000	1	9,383.82	0.00
Total:	**3,502**	**$402,061,589.21**	**100.00%**
Weighted Average: 8.663			

MAXIMUM RATES OF THE LOANS

Maximum Rate	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Not Applicable	1,579	$105,571,613.08	26.26%
12.501 - 13.000	17	3,705,574.31	0.92
13.001 - 13.500	17	6,675,573.07	1.66
13.501 - 14.000	46	16,313,082.97	4.06
14.001 - 14.500	89	30,228,013.72	7.52
14.501 - 15.000	124	31,623,945.93	7.87
15.001 - 15.500	215	49,037,498.23	12.20
15.501 - 16.000	757	84,187,846.60	20.94
16.001 - 16.500	571	56,525,304.08	14.06
16.501 - 17.000	50	10,884,281.38	2.71
17.001 - 17.500	15	4,180,261.58	1.04
17.501 - 18.000	4	987,400.29	0.25
18.001 - 18.500	1	270,756.65	0.07
18.501 - 19.000	4	864,026.22	0.21
19.001 - 19.500	2	59,997.21	0.01
19.501 - 20.000	11	946,413.88	0.24
Total:	**3,502**	**$402,061,589.21**	**100.00%**
Weighted Average: 15.514			

GROSS MARGIN OF THE LOANS

Gross Margin	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Not Applicable	1,578	$105,549,754.36	26.25%
4.001 - 4.500	9	3,939,849.97	0.98
4.501 - 5.000	96	31,254,065.73	7.77
5.001 - 5.500	74	20,857,382.08	5.19
5.501 - 6.000	71	15,745,373.27	3.92
6.001 - 6.500	814	117,138,701.20	29.13
6.501 - 7.000	539	67,391,833.22	16.76
7.001 - 7.500	292	33,360,008.76	8.30
7.501 - 8.000	27	6,342,551.52	1.58
8.001 - 8.500	1	95,845.84	0.02
8.501 - 9.000	1	386,223.25	0.10
Total:	**3,502**	**$402,061,589.21**	**100.00%**
Weighted Average: 6.307			

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

Months of Next Rate Adjustment	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Not Applicable	1,578	$105,549,754.36	26.25%
7/1/2002	2	232,724.34	0.06
9/1/2002	1	45,545.24	0.01
10/1/2002	2	372,193.71	0.09
3/1/2004	183	30,641,582.03	7.62
4/1/2004	1,617	236,379,652.20	58.79
5/1/2004	1	215,436.15	0.05
12/1/2004	1	118,519.44	0.03
3/1/2005	13	3,122,482.35	0.78
4/1/2005	104	25,383,699.39	6.31
Total:	**3,502**	**$402,061,589.21**	**100.00%**

ORIGINAL NUMBER OF MONTHS TO EXPIRATION OF PREPAYMENT PENALTY

Original Number of Months to Expiration	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
<= 0	705	$65,761,578.23	16.36%
7 - 12	123	20,133,904.66	5.01
13 - 24	1,625	224,721,406.74	55.89
31 - 36	371	44,517,851.60	11.07
43 - 48	12	659,557.66	0.16
49 - 60	666	46,267,290.31	11.51
Total:	**3,502**	**$402,061,589.21**	**100.00%**

PRODUCT TYPES OF THE LOANS

Product	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Fixed - 10 Year	20	$484,058.80	0.12%
Fixed - 15 Year	137	4,668,671.06	1.16
Fixed - 20 Year	4	200,657.51	0.05
Fixed - 25 Year	1	32,503.19	0.01
Fixed - 30 Year	1,416	100,163,863.80	24.91
ARM228	1,805	267,841,588.43	66.62
ARM327	119	28,670,246.42	7.13
Total:	**3,502**	**$402,061,589.21**	**100.00%**

TOP 20 ZIP CODE CONCENTRATIONS

Top 20 Zip Code Concentrations	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
91367	12	$3,825,695.32	0.95
94015	8	2,110,218.83	0.52
95122	10	2,076,094.17	0.52
94541	8	1,983,799.62	0.49
92630	7	1,700,157.98	0.42
93065	5	1,666,961.39	0.41
94587	7	1,625,875.69	0.40
95123	7	1,482,147.98	0.37
89117	6	1,348,397.05	0.34
92833	6	1,347,598.01	0.34
94509	9	1,334,977.61	0.33
91607	5	1,314,888.15	0.33
92705	5	1,303,920.78	0.32
91344	6	1,282,178.85	0.32
80211	5	1,235,311.12	0.31
91326	5	1,229,012.96	0.31
91390	4	1,218,156.85	0.30
91362	5	1,177,286.59	0.29
84020	4	1,171,449.21	0.29
94609	6	1,159,915.37	0.29
Other	3,372	370,467,545.69	92.14
Total:	**3,502**	**$402,061,589.21**	**100.00**

ORIGINATORS

Originators	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Long Beach	24	$1,580,929.89	0.39%
New Century	2,881	264,829,207.10	65.87
WMC	597	135,651,452.22	33.74
Total:	**3,502**	**$402,061,589.21**	**100.00%**

ABSC 2002 HE-2 Term Sheet
Group 2

FICO SCORES OF THE LOANS

Fico Scores	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Not Available	8	$431,793.09	0.11%
451 - 475	1	32,705.20	0.01
476 - 500	26	2,064,260.54	0.51
501 - 525	662	48,305,221.07	12.03
526 - 550	715	57,145,116.57	14.24
551 - 575	619	50,156,970.92	12.50
576 - 600	579	47,682,136.31	11.88
601 - 625	590	51,818,385.26	12.91
626 - 650	538	50,686,831.26	12.63
651 - 675	433	42,422,432.97	10.57
676 - 700	227	25,218,564.61	6.28
701 - 725	127	13,885,000.50	3.46
726 - 750	77	7,596,901.29	1.89
751 - 775	24	2,422,862.98	0.60
776 - 800	12	1,175,986.66	0.29
801 - 825	2	344,338.77	0.09
Total:	**4,640**	**$401,389,507.99**	**100.00%**
Weighted Average: 600.8			

ORIGINAL TERM OF THE LOANS

Original Term	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
121 - 180	117	$4,329,043.67	1.08%
181 - 240	84	2,242,710.82	0.56
241 - 300	13	473,463.12	0.12
301 - 360	4,426	394,344,290.38	98.24
Total:	**4,640**	**$401,389,507.99**	**100.00%**
Weighted Average: 357.3			

REMAINING MONTHS TO MATURITY OF THE LOANS

Months Remaining	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
<= 180	432	$17,599,735.72	4.38%
181 - 348	126	4,586,341.26	1.14
349 - 360	4,082	379,203,431.01	94.47
Total:	**4,640**	**$401,389,507.99**	**100.00%**
Weighted Average: 351.1			

PROPERTY TYPE OF THE LOANS

Property Type	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Single Family Residence	3,572	$303,082,088.04	75.51%
Condo	366	33,775,979.31	8.41
2-4 Family	258	22,114,633.04	5.51
PUD	88	8,270,475.09	2.06
Deminimus PUD	284	30,757,617.92	7.66
Manufactured Housing	72	3,388,714.60	0.84
Total:	**4,640**	**$401,389,507.99**	**100.00%**

OCCUPANCY STATUS OF THE LOANS

Occupancy Status	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Primary	4,262	$376,167,527.59	93.72%
Second Home	13	1,583,482.85	0.39
Investment	365	23,638,497.55	5.89
Total:	**4,640**	**$401,389,507.99**	**100.00%**

PURPOSE OF THE LOANS

Purpose	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Purchase	1,346	$128,709,999.66	32.07%
Refinance - Rate Term	708	54,966,552.00	13.69
Refinance - Cashout	2,586	217,712,956.33	54.24
Total:	**4,640**	**$401,389,507.99**	**100.00%**

ORIGINAL LOAN TO VALUE RATIO OF THE LOANS

Original Loan to Value Ratio	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
<= 50.000	452	$21,262,868.00	5.30%
50.001 - 60.000	181	13,739,732.16	3.42
60.001 - 70.000	504	37,264,756.81	9.28
70.001 - 75.000	498	38,177,354.18	9.51
75.001 - 80.000	1,441	144,450,387.30	35.99
80.001 - 85.000	895	75,458,496.32	18.80
85.001 - 90.000	602	61,838,726.54	15.41
90.001 - 95.000	67	9,197,186.67	2.29
Total:	**4,640**	**$401,389,507.99**	**100.00%**
Weighted Average by Original Balance: 77.74			

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

Geographic Distribution by Balance	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
California	1,466	$177,450,066.86	44.21%
Florida	310	20,332,777.43	5.07
Michigan	332	20,169,269.47	5.02
Illinois	205	17,919,190.20	4.46
Texas	329	15,424,848.98	3.84
Colorado	129	13,427,319.82	3.35
Arizona	162	12,545,831.29	3.13
Massachusetts	108	11,258,717.84	2.80
Georgia	111	8,368,545.72	2.08
Minnesota	102	8,077,477.76	2.01
Nevada	83	7,347,065.55	1.83
Other	1,303	89,068,397.07	22.19
Total:	**4,640**	**$401,389,507.99**	**100.00%**
Number of States Represented: 49			

LOAN PROGRAMS OF THE MORTGAGE LOANS

Program	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Full Doc -Asset and Income	2,815	$227,134,531.94	56.59%
Stated Documentation	1,342	123,122,252.39	30.67
LIMITED	483	51,132,723.67	12.74
Total:	**4,640**	**$401,389,507.99**	**100.00%**

MORTGAGE RATES OF THE LOANS

Mortgage Rate	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
5.501 - 6.000	26	$2,934,239.09	0.73%
6.001 - 6.500	19	2,106,548.64	0.52
6.501 - 7.000	133	17,170,481.01	4.28
7.001 - 7.500	310	37,656,883.73	9.38
7.501 - 8.000	708	76,954,132.65	19.17
8.001 - 8.500	818	81,562,081.12	20.32
8.501 - 9.000	411	34,907,689.51	8.70
9.001 - 9.500	265	17,646,541.58	4.40
9.501 - 10.000	748	56,518,935.51	14.08
10.001 - 10.500	421	27,183,581.87	6.77
10.501 - 11.000	317	21,659,425.15	5.40
11.001 - 11.500	125	8,349,914.57	2.08
11.501 - 12.000	124	6,933,119.10	1.73
12.001 - 12.500	53	2,896,440.51	0.72
12.501 - 13.000	48	2,403,559.21	0.60
13.001 - 13.500	18	805,649.49	0.20
13.501 - 14.000	81	3,156,029.62	0.79
14.001 - 14.500	11	405,565.56	0.10
14.501 - 15.000	4	138,690.09	0.03
Total:	**4,640**	**$401,389,507.99**	**100.00%**
Weighted Average: 8.902			

MAXIMUM RATES OF THE LOANS

Maximum Rate	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Not Applicable	1,002	$40,342,121.35	10.05%
11.001 - 11.500	1	54,845.12	0.01
12.501 - 13.000	28	3,288,277.07	0.82
13.001 - 13.500	40	6,893,395.42	1.72
13.501 - 14.000	179	26,856,841.15	6.69
14.001 - 14.500	321	42,884,426.53	10.68
14.501 - 15.000	604	70,953,381.65	17.68
15.001 - 15.500	655	62,096,967.01	15.47
15.501 - 16.000	282	27,227,527.62	6.78
16.001 - 16.500	255	26,597,513.48	6.63
16.501 - 17.000	600	45,274,143.92	11.28
17.001 - 17.500	313	24,228,243.13	6.04
17.501 - 18.000	189	13,094,048.70	3.26
18.001 - 18.500	73	5,384,917.18	1.34
18.501 - 19.000	59	3,818,127.65	0.95
19.001 - 19.500	27	1,645,703.67	0.41
19.501 - 20.000	4	325,861.79	0.08
20.001 - 20.500	3	213,528.54	0.05
20.501 - 21.000	2	85,103.74	0.02
21.001 - 21.500	2	65,951.40	0.02
21.501 - 22.000	1	58,581.89	0.01
Total:	**4,640**	**$401,389,507.99**	**100.00%**
Weighted Average: 15.619			

GROSS MARGINS OF THE LOANS

Gross Margin	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Not Applicable	1,003	$40,485,418.67	10.09%
4.001 - 4.500	51	10,392,614.43	2.59
4.501 - 5.000	133	24,565,842.59	6.12
5.001 - 5.500	118	21,492,805.72	5.35
5.501 - 6.000	66	9,636,058.01	2.40
6.001 - 6.500	1,436	133,441,800.53	33.24
6.501 - 7.000	1,069	93,244,012.21	23.23
7.001 - 7.500	672	57,572,303.92	14.34
7.501 - 8.000	81	9,718,955.72	2.42
8.001 - 8.500	1	33,598.44	0.01
8.501 - 9.000	10	806,097.75	0.20
Total:	**4,640**	**$401,389,507.99**	**100.00%**
Weighted Average: 6.431			

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

Months of Next Rate Adjustment	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Not Applicable	1,001	$40,256,813.90	10.03%
5/1/2002	6	358,790.37	0.09
6/1/2002	11	858,746.20	0.21
7/1/2002	5	324,129.90	0.08
2/1/2004	1	27,495.54	0.01
3/1/2004	345	34,452,437.20	8.58
4/1/2004	3,028	287,735,675.08	71.68
5/1/2004	2	219,989.78	0.05
2/1/2005	1	179,963.70	0.04
3/1/2005	30	5,074,473.88	1.26
4/1/2005	210	31,900,992.44	7.95
Total:	**4,640**	**$401,389,507.99**	**100.00%**

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

Original Number of Months to Expiration	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
<= 0	904	$58,310,881.13	14.53%
7 - 12	128	13,148,016.42	3.28
13 - 24	2,855	273,946,786.05	68.25
31 - 36	430	42,076,812.42	10.48
43 - 48	10	476,094.85	0.12
49 - 60	313	13,430,917.12	3.35
Total:	**4,640**	**$401,389,507.99**	**100.00%**

PRODUCT TYPES OF THE LOANS

Product	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Fixed - 15 Year	117	$4,329,043.67	1.08%
Fixed - 20 Year	84	2,242,710.82	0.56
Fixed - 25 Year	13	473,463.12	0.12
Fixed - 30 Year	787	33,211,596.29	8.27
ARM228	3,398	323,977,264.08	80.71
ARM327	241	37,155,430.01	9.26
Total:	**4,640**	**$401,389,507.99**	**100.00%**

TOP 20 ZIP CODES OF THE LOANS

Top 20 Zip Code Combinations	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
93065	12	$2,124,596.31	0.53%
91335	17	2,124,289.59	0.53
94565	14	1,939,719.39	0.48
93010	9	1,824,963.09	0.45
93021	11	1,686,774.22	0.42
94806	10	1,643,124.48	0.41
93906	9	1,459,952.62	0.36
91342	12	1,433,889.54	0.36
91306	11	1,387,375.63	0.35
94605	12	1,318,724.57	0.33
94531	7	1,175,067.64	0.29
92656	7	1,148,693.89	0.29
94509	8	1,145,452.13	0.29
91351	8	1,135,403.23	0.28
95376	10	1,076,145.49	0.27
94804	10	1,061,878.48	0.26
93030	9	1,020,429.46	0.25
92503	8	1,002,240.71	0.25
90047	10	985,315.75	0.25
91367	7	980,680.88	0.24
Other	4,439	373,714,790.88	93.11
Total:	**4,640**	**$401,389,507.99**	**100.00%**

ORIGINATORS OF THE LOANS

Originators	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Long Beach	29	$1,870,167.31	0.47%
New Century	3,709	285,170,792.90	71.05
WMC	902	114,348,547.78	28.49
Total:	**4,640**	**$401,389,507.99**	**100.00%**

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.3

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

ASSET BACKED SECURITIES CORPORATION
Home Equity Loan Trust 2002-HE2
Asset Backed Pass-Through Certificates, Series 2002-HE2

TERM SHEET DATED April 23, 2002
Asset Backed Securities Corporation
Issuer

DLJ Mortgage Capital, Inc.
Seller

NEW CENTURY
MORTGAGE CORPORATION

and

WMC

(Primary Originators)

Fairbanks Capital Corp.
(Servicer)

$825,000,000 (+/- 10%) (Approximate)
Asset Backed Securities Corporation
Home Equity Loan Trust, Series 2002-HE2

Subject to Revision

SELLER:	DLJ Mortgage Capital, Inc.
SERVICER:	Fairbanks Capital Corp.
TRUSTEE:	Wells Fargo Bank Minnesota, N.A.
LEAD UNDERWRITER:	Credit Suisse First Boston Corporation
CO-MANAGERS:	JP Morgan and Countrywide Securities Corporation

OFFERED SECURITIES

CLASS	TRANCHE TYPE	PRINCIPAL ($)	RATINGS S/F/M(2)	AVERAGE LIFE (YRS)(1)	FIRST PAY	LAST PAY(1)	MODIFIED DURATION (YRS)(1)
A1	Senior/FLT	$342,375,000	AAA/AAA/Aaa	2.38	6/02	10/09	2.29
A2	Senior/FLT	342,375,000	AAA/AAA/Aaa	2.38	6/02	10/09	2.29
A-IO	Senior/FXD	Notional	AAA/AAA/Aaa	1.72	6/02	11/04	
M1	Mezzanine/FLT	61,875,000	AA/AA/Aa2	4.99	9/05	10/09	4.66
M2	Mezzanine/FLT	45,375,000	A/A/A2	4.93	7/05	10/09	4.53
B	Subordinate/FLT	33,000,000	BBB/BBB/Baa2	4.88	6/05	10/09	4.37
Total		$825,000,000					

(1) To 10% call.
(2) Rated by Standard & Poor's, Fitch and Moody's.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

The attached tables and other statistical analyses (the ***"Computational Materials"***) are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation (***"Countrywide Securities"***) and not by the issuer of the securities or any of its affiliates. To Countrywide Securities' knowledge, the issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

CUT-OFF DATE:	May 1, 2002.
EXPECTED PRICING:	On or about April 25, 2002.
MORTGAGE ORIGINATORS:	New Century Mortgage will have originated approximately 67%, WMC 30% and Long Beach Mortgage, Citiscape Mortgage and Equicon Mortgage approximately 3% of the final pool, respectively.
EXPECTED SETTLEMENT:	May 30, 2002 (the actual date of closing, the "Closing Date").
SERVICER:	Fairbanks Capital Corp.
TRUSTEE:	Wells Fargo Bank Minnesota, N.A.
RECORD DATE:	With respect to any Distribution Date, the business day immediately preceding the Distribution Date.
DISTRIBUTION DATE:	The 15th day of each month (or if such 15th day is not a business day, the next succeeding business day) commencing on June 18, 2002.
INTEREST ACCRUAL:	Interest on the Class A, Class M1, Class M2 and Class B Certificates will accrue for the period beginning on the prior Distribution Date and ending the day preceding the current Distribution Date; or in the case of the first accrual period from the Closing Date to the day preceding the first Distribution Date. Interest will be paid on the basis of the actual number of days during the accrual period, with a 360 day year. Interest on the Class A-IO Certificates will accrue for the Calendar Month preceding the month in which such Distribution Date occurs. Interest will be paid on the basis of a 30-day month with a 360 day year. Interest on the Class B-IO will accrue for the period beginning on the prior Distribution Date and ending the day preceeding the current Distribution Date; or in the case of the first accrual period from the closing date to the day preceeding the first Distribution Date. Interest will be paid on the basis of a 30-day month with a 360 day year.
ERISA:	All of the Offered Certificates are ERISA eligible. Other classes may not be ERISA eligible.
SMMEA:	None of the certificates are expected to be SMMEA eligible.
TAX STATUS:	Multiple REMICs for federal income tax purposes.
CERTIFICATE RATING:	It is a condition to the issuance of the Class A Certificates that they receive ratings of "AAA" from Standard & Poor's ("S&P"), "AAA" from Fitch, Inc. ("Fitch") and "Aaa" from Moody's, that the Class A-IO Certificates receive a rating of "AAA" from S&P, "AAA" from Fitch and "Aaa" from Moody's, that the Class M1 Certificates receive a rating of "AA" from S&P, "AA" from Fitch and "Aa2" from Moody's, that the M2 Certificates receive a rating of at least "A" from S&P, "A" from Fitch and "A2" from Moody's, and that the Class B Certificates receive a rating of at least "BBB" from S&P, "BBB" from Fitch and "Baa2" from Moody's.
PRICING SPEED:	26% CPR
SERVICING FEE:	The servicing fee of 0.50% will be paid before current interest on all Certificates.

TRUSTEE FEE: The trustee fee will be zero. All compensation to the Trustee will be on float on amounts in the distribution account prior to any Distribution Date.

OPTIONAL REDEMPTION: The Servicer has the right to exercise the 10% optional clean-up call with respect to the mortgage loans serviced by it.

P&I ADVANCES: Unless the Servicer determines that any proposed advance is not recoverable from the related Home Equity Loan, the Servicer will be required to advance principal and interest on the related Home Equity Loans.

SECTION 32 LOANS: No Mortgage Loan will be subject to the Home Ownership Equity Protection Act (Section 32 Loans). CSFB conducts this review during due diligence and each originator reps to this fact.

PREFUNDING : Approximately $125,000,000 will be prefunded within 45 days after the Settlement Date. The final pool will be approximately $825,000,000 (+/-10%).

OVERCOLLATERALIZATION: An initial overcollateralization of 0% building to [1.75%] of original principal balance, stepping down on the Stepdown Date to [3.50%] of the then current principal balance, subject to the Overcollateralization Floor.

Overcollateralization Floor: 0.50% of the pool balance as of the Cut-Off Date.

STEP DOWN DATE: The later to occur of June 2005 and when the Credit Enhancement Percentage is greater than 37.50%.

CREDIT ENHANCEMENT:

Credit Enhancement Table

	AAA/Aaa Enhancement Percentage	AA/Aa2 Enhancement Percentage	A/A2 Enhancement Percentage	BBB/Baa2 Enhancement Percentage
Initially (After OC Buildup)				
Subordination	17.00	9.50	4.00	
Overcollateralization	1.75	1.75	1.75	1.75
Total Enhancement	18.75	11.25	5.75	1.75
After Anticipated Stepdown				
Subordination	34.00	19.00	8.00	
Overcollateralization	3.50	3.50	3.50	3.50
Total Enhancement	37.50	22.50	11.50	3.50

CLASS A CERTIFICATES: Class A1 and Class A2 Certificates.

INTEREST DISTRIBUTIONS: Interest Collections (net of the Servicing and Cap Fee) will generally be allocated in the following priority:

1. Pari-Passu Class A1, Class A2 and Class A-IO Certificates current interest plus unpaid interest shortfalls.
2. Class M1 current interest.
3. Class M2 current interest.
4. Pari-Passu Class B current interest and unrated Class B-IO current interest.
5. Build overcollateralization to the target level.
6. Unpaid Interest Shortfalls and reimbursements of principal write-downs in that order first to the Class M1, then to the Class M2, then to the Class B Certificates and the Class B-IO Certificates.
7. Reimbursement for prepayment interest shortfalls first concurrently to the Class A and Class A-IO Certificates, then to the Class M1, then to the Class M2 and then to the Class B Certificates.
8. Carry Forward Amount sequentially to the Class A, Class M1, Class M2 and Class B Certificates, subject to weighted average pass through rates on the certificates.

PRINCIPAL DISTRIBUTIONS: Collections of Principal before the Stepdown Date, or if a Trigger Event exists, will be allocated in the following priority:

1. Pay the Class A Certificates to zero.
2. Pay Classes M1, M2 and B sequentially to zero.

Collections of Principal on and after the Stepdown Date, and if a Trigger Event does not exist, will be allocated in the following priority:

1. Pay the Class A Certificates to their targeted enhancement level.
2. Pay the Class M1 Certificates to their targeted enhancement level.
3. Pay the Class M2 Certificates to their targeted enhancement level.
4. Pay the Class B Certificates to their targeted enhancement level

AVAILABLE FUNDS CAP: The Certificates will generally be subject to an Available Funds Cap equal to the WAC LESS the sum of (expressed as a percentage across outstanding balance):

a) Applicable portion of the Servicing and Cap Fee;

b) For the first 30 Distribution Dates only, the product of (i) the Class A-IO Coupon and (ii) the lesser of (x) the Class A-IO Notional Balance and (y) the outstanding principal balance.

c) For the first 24 Distribution Dates only, the product of (i) the Class B-IO Coupon and (ii) the lesser of (x) $35 million and (y) the outstanding principal balance.

AVAILABLE FUNDS CAP CARRY FORWARD: If interest collections at a Distribution Date are insufficient to make required interest payments to the Certificates due to the Available Funds Cap, amounts unpaid to the Certificates will be carried forward to the next Distribution Date (the "Carry Forward Amount"). Carry Forward Amounts at the next Distribution Date will include interest on the Carry Forward Amount, calculated at the applicable Certificate Rate.

CAP CONTRACT : The Trust will include a one-month LIBOR Cap contract. The notional amount of the Cap will equal approximately $165 million and will thereafter amortize down. The one-month LIBOR strike on the Cap will be 100bp over the 1 month LIBOR forward curve as of pricing. The Cap contract will be outstanding for 30 Distribution Dates.

COUPON STEP-UPS: On the Distribution Date after the earliest date on which the optional clean up call can be exercised, the margin on the Class A1 Certificates will double and the margin on the Class M1, Class M2, and Class B Certificates will go up by 50%.

CLASS A-IO: The Class A-IO Coupon will be 6.50% for the first 30 Distribution Dates, and then 0% thereafter. [Subject to the Available Funds Cap]

The notional amount of the Class A-IO Certificates will be equal to the lesser of (i) the Class A-IO Notional Balance and (ii) the outstanding principal balance. The Class A-IO Notional Balance will initially equal approximately $108 million and will thereafter amortize down.

Month	Class A-IO Notional Balance	Month	Class A-IO Notional Balance	Month	Class A-IO Notional Balance
1	108,000,000	11	83,500,000	21	64,600,000
2	105,300,000	12	81,400,000	22	62,900,000
3	102,600,000	13	79,300,000	23	61,300,000
4	100,000,000	14	77,300,000	24	59,800,000
5	97,400,000	15	75,300,000	25	58,200,000
6	95,000,000	16	73,400,000	26	56,700,000
7	92,600,000	17	71,600,000	27	55,300,000
8	90,200,000	18	69,700,000	28	53,900,000
9	87,900,000	19	68,000,000	29	52,500,000
10	85,700,000	20	66,200,000	30	51,200,000

UNRATED CLASS B-IO: The Class B-IO Coupon for the first 24 Distribution Dates will be 7.00% (subject to a cap), and then 0% thereafter.

The notional amount of the Class B-IO Certificates will be equal to the lesser of (i) $35 million and (ii) the outstanding principal balance.

TRIGGER EVENT: A Trigger Event is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the percentage of mortgage loans greater than 60 days or more delinquent exceeds 40% of the Credit Enhancement Percentage or (ii) the cumulative realized losses as a percentage of the mortgage loans are greater than:

Distribution Date	Percentage
June 2005 – May 2006	3.00%
June 2006 – May 2007	4.75%
June 2007 – May 2008	6.00%
June 2008 – May 2009	6.50%
June 2009 and thereafter	6.75%

PREPAYMENT SENSITIVITIES

	0% CPR			15% CPR			26% CPR			35% CPR			45% CPR		
	WAL	FIRST PAY	LAST PAY	WAL	FIRST PAY	LAST PAY	WAL	FIRST PAY	LAST PAY	WAL	FIRST PAY	LAST PAY	WAL	FIRST PAY	LAST PAY
To Call															
A1	18.82	6/02	2/31	4.31	6/02	6/15	2.38	6/02	10/09	1.55	6/02	8/07	1.00	6/02	3/05
A2	18.82	6/02	2/31	4.31	6/02	6/15	2.38	6/02	10/09	1.55	6/02	8/07	1.00	6/02	3/05
M1	26.42	12/24	2/31	8.56	6/06	6/15	4.99	9/05	10/09	4.39	1/06	8/07	3.48	3/05	3/06
M2	26.42	12/24	2/31	8.56	6/06	6/15	4.93	7/05	10/09	3.99	9/05	8/07	3.75	12/05	3/06
B1	26.41	12/24	2/31	8.52	6/06	6/15	4.88	6/05	10/09	3.82	6/05	8/07	3.41	7/05	3/06
A-IO	1.72	6/02	11/04	1.72	6/02	11/04	1.72	6/02	11/04	1.72	6/02	11/04	1.72	6/02	11/04
To Maturity															
A1	18.87	6/02	5/32	4.64	6/02	1/28	2.60	6/02	12/18	1.70	6/02	5/14	1.00	6/02	3/05
A2	18.87	6/02	5/32	4.64	6/02	1/28	2.60	6/02	12/18	1.70	6/02	5/14	1.00	6/02	3/05
M1	26.54	12/24	3/32	9.36	6/06	10/24	5.51	9/05	1/16	4.76	1/06	3/12	4.90	3/05	2/11
M2	26.53	12/24	2/32	9.25	6/06	9/22	5.37	7/05	7/14	4.31	9/05	1/11	4.15	12/05	9/08
B1	26.46	12/24	10/31	8.81	6/06	8/19	5.07	6/05	6/12	3.96	6/05	7/09	3.51	7/05	7/07
AI-O	1.72	6/02	11/04	1.72	6/02	11/04	1.72	6/02	11/04	1.72	6/02	11/04	1.72	6/02	11/04

Available Funds Cap ("AFC")

Period	Date	AFC[1]
1	6/15/2002	8.649%
2	7/15/2002	8.484%
3	8/15/2002	8.495%
4	9/15/2002	8.503%
5	10/15/2002	8.483%
6	11/15/2002	8.481%
7	12/15/2002	8.472%
8	1/15/2003	8.414%
9	2/15/2003	8.371%
10	3/15/2003	8.330%
11	4/15/2003	8.277%
12	5/15/2003	8.234%
13	6/15/2003	8.190%
14	7/15/2003	8.148%
15	8/15/2003	8.105%
16	9/15/2003	8.060%
17	10/15/2003	8.039%
18	11/15/2003	7.997%
19	12/15/2003	7.952%
20	1/15/2004	7.958%
21	2/15/2004	7.919%
22	3/15/2004	7.881%
23	4/15/2004	7.904%
24	5/15/2004	7.947%
25	6/15/2004	9.445%
26	7/15/2004	9.475%
27	8/15/2004	9.460%
28	9/15/2004	9.446%
29	10/15/2004	9.475%
30	11/15/2004	9.544%
31	12/15/2004	10.799%
32	1/15/2005	10.810%
33	2/15/2005	10.821%
34	3/15/2005	10.833%
35	4/15/2005	10.846%
36	5/15/2005	10.940%
37	6/15/2005	12.130%
38	7/15/2005	12.015%
39	8/15/2005	12.015%
40	9/15/2005	12.016%
41	10/15/2005	12.016%
42	11/15/2005	12.098%

Period	Date	AFC[1]
43	12/15/2005	13.362%
44	1/15/2006	13.363%
45	2/15/2006	13.363%
46	3/15/2006	13.364%
47	4/15/2006	13.364%
48	5/15/2006	13.421%
49	6/15/2006	14.330%
50	7/15/2006	14.331%
51	8/15/2006	14.332%
52	9/15/2006	14.332%
53	10/15/2006	14.333%
54	11/15/2006	14.334%
55	12/15/2006	14.398%
56	1/15/2007	14.399%
57	2/15/2007	14.399%
58	3/15/2007	14.400%
59	4/15/2007	14.401%
60	5/15/2007	14.402%
61	6/15/2007	14.402%
62	7/15/2007	14.403%
63	8/15/2007	14.404%
64	9/15/2007	14.405%
65	10/15/2007	14.405%
66	11/15/2007	14.406%
67	12/15/2007	14.407%
68	1/15/2008	14.408%
69	2/15/2008	14.409%
70	3/15/2008	14.409%
71	4/15/2008	14.410%
72	5/15/2008	14.411%
73	6/15/2008	14.412%
74	7/15/2008	14.413%
75	8/15/2008	14.413%
76	9/15/2008	14.414%
77	10/15/2008	14.415%
78	11/15/2008	14.429%
79	12/15/2008	14.444%
80	1/15/2009	14.459%
81	2/15/2009	14.475%
82	3/15/2009	14.491%
83	4/15/2009	14.507%
84	5/15/2009	14.524%

(1) Assumes 6 month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the adjustable rate mortgage loans and is run at the pricing prepayment speed.

MORTGAGE LOANS

The Mortgage Loans consist of first lien Six Month LIBOR, 2/28 and 3/27 adjustable rate loans and first lien and second lien Fixed Rate closed-end home equity loans. The 2/28 and 3/27 adjustable rate loans are subject to semi-annual interest rate adjustments after an initial twenty-four month or thirty-six month period. The Six Month LIBOR loans adjust every six months. The obligations of the Borrower under each mortgage are secured by the related property.

The information concerning the Home Equity Loans presented below is based on actual balances of pools originated through April 2002. The final pool will be approximately **$825,000,000 (+/-10%)**. The following characteristics are substantially representative of the final pool.

TOTAL HOME EQUITY LOANS

Wgt. Avg. Coupon:	8.782%
Range of Rates:	5.990% to 15.750%
Wgt. Avg. Orig. Maturity:	357 months
Wgt. Avg. Rem. Maturity:	352 months
Avg. Rem. Principal Balance:	$98,680
Wgt. Avg. FICO:	607
Wgt. Avg. Margin:	6.375%
Wgt. Avg. Orig. LTV:	78%
Wgt. Avg. Orig. Combined LTV:	83%

Three sets of tables follow.

The first set of tables is the Total Pool.

The mezzanine and subordinate Classes are backed by the Total Pool.

The second set of tables is the Group 1 Pool which backs the Class A1.

The third set of tables is the Group 2 Pool which backs the Class A2.

ABSC 2002HE-2 Term Sheet
Combined Collateral

FICO SCORES

Fico Scores	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Not Available	13	$677,973.01	0.08%
426 - 450	1	60,289.84	0.01
451 - 475	3	162,644.09	0.02
476 - 500	38	3,251,775.49	0.40
501 - 525	1,033	80,687,128.18	10.04
526 - 550	1,155	101,920,868.37	12.69
551 - 575	1,048	90,685,071.26	11.29
576 - 600	1,016	94,202,769.67	11.72
601 - 625	1,080	112,482,043.82	14.00
626 - 650	1,035	115,342,268.22	14.36
651 - 675	790	90,814,040.13	11.30
676 - 700	454	55,010,946.27	6.85
701 - 725	231	27,937,920.84	3.48
726 - 750	149	17,783,703.47	2.21
751 - 775	57	7,767,305.77	0.97
776 - 800	32	4,084,858.95	0.51
801 – 825	7	579,489.79	0.07
Total:	**8,142**	**$803,451,097.20**	**100.00%**
Weighted Average: 607.2			

ORIGINAL TERM

Original Term	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
<= 120	20	$484,058.80	0.06%
121 - 180	254	8,997,714.73	1.12
181 - 240	88	2,443,368.33	0.30
241 - 300	14	505,966.31	0.06
301 - 360	7,766	791,019,989.03	98.45
Total:	**8,142**	**$803,451,097.20**	**100.00%**
Weighted Average: 357.4			

REMAINING TERM TO MATURITY

Months Remaining	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
<= 180	685	$32,677,888.10	4.07%
181 - 348	150	6,192,733.29	0.77
349 - 360	7,307	764,580,475.81	95.16
Total:	**8,142**	**$803,451,097.20**	**100.00%**
Weighted Average: 352.0			

PROPERTY TYPE OF THE LOANS

Property Type	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Single Family Residence	6,240	$591,807,228.21	73.66%
Condo	565	59,879,834.30	7.45
2-4 Family	491	48,413,425.62	6.03
PUD	141	15,199,047.56	1.89
Deminimus PUD	586	82,946,363.55	10.32
Manufactured Housing	119	5,205,197.97	0.65
Total:	**8,142**	**$803,451,097.20**	**100.00%**

OCCUPANCY STATUS OF THE LOANS

Occupancy Status	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Primary	7,461	$752,444,246.86	93.65%
Second Home	17	2,326,172.33	0.29
Investment	664	48,680,678.00	6.06
Total:	**8,142**	**$803,451,097.20**	**100.00%**

PURPOSE OF THE LOANS

Purpose	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Purchase	2,066	$240,697,729.43	29.96%
Refinance - Rate Term	1,286	119,429,014.36	14.86
Refinance - Cashout	4,790	443,324,353.40	55.18
Total:	**8,142**	**$803,451,097.20**	**100.00%**

ORIGINAL LOAN TO VALUE RATIO OF THE LOANS

Original Loan to Value Ratio	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
<= 50.000	691	$38,405,775.23	4.78%
50.001 - 60.000	348	28,963,260.46	3.60
60.001 - 70.000	935	75,722,199.15	9.42
70.001 - 75.000	840	74,087,848.43	9.22
75.001 - 80.000	2,522	286,635,234.25	35.68
80.001 - 85.000	1,527	145,688,579.03	18.13
85.001 - 90.000	1,160	135,825,326.78	16.91
90.001 - 95.000	119	18,122,873.87	2.26
Total:	**8,142**	**$803,451,097.20**	**100.00%**
Weighted Average by Original Balance: 77.76			

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

Geographic Distribution by Balance	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
California	2,577	$366,320,222.71	45.59%
Florida	564	39,829,795.07	4.96
Michigan	566	36,236,395.86	4.51
Illinois	384	34,834,180.84	4.34
Texas	552	29,584,712.20	3.68
Colorado	228	27,152,079.87	3.38
Arizona	265	24,213,627.91	3.01
Massachusetts	187	21,859,194.73	2.72
New Jersey	147	17,780,337.86	2.21
Georgia	193	14,826,972.90	1.85
Nevada	142	14,477,814.85	1.80
Other	2,337	176,335,762.38	21.95
Total:	**8,142**	**$803,451,097.20**	**100.00%**
Number of States Represented: 50			

LOAN PROGRAMS OF THE MORTGAGED LOANS

Program	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Full Doc -Asset and Income	4,891	$430,928,250.35	53.63%
Stated Documentation	2,432	263,619,737.43	32.81
LIMITED	819	108,903,109.41	13.55
Total:	**8,142**	**$803,451,097.20**	**100.00%**

CURRENT MORTGAGE RATES OF THE LOANS

Mortgage Rate	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
5.501 - 6.000	42	$6,006,520.85	0.75%
6.001 - 6.500	24	3,667,004.36	0.46
6.501 - 7.000	301	41,034,815.83	5.11
7.001 - 7.500	601	79,858,350.64	9.94
7.501 - 8.000	1,109	136,143,185.67	16.94
8.001 - 8.500	1,169	127,100,047.87	15.82
8.501 - 9.000	1,466	146,247,921.08	18.20
9.001 - 9.500	1,023	86,215,351.44	10.73
9.501 - 10.000	964	80,256,163.53	9.99
10.001 - 10.500	464	34,635,543.52	4.31
10.501 - 11.000	358	25,850,083.15	3.22
11.001 - 11.500	162	10,494,752.03	1.31
11.501 - 12.000	166	9,824,189.60	1.22
12.001 - 12.500	75	4,209,580.08	0.52
12.501 - 13.000	73	4,484,735.61	0.56
13.001 - 13.500	26	1,466,052.19	0.18
13.501 - 14.000	99	4,916,358.06	0.61
14.001 - 14.500	12	477,035.79	0.06
14.501 - 15.000	7	554,022.08	0.07
15.501 - 16.000	1	9,383.82	0.00
Total:	**8,142**	**$803,451,097.20**	**100.00%**
Weighted Average: 8.782			

MAXIMUM RATES OF THE LOANS

Maximum Rate	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Not Applicable	2,581	$145,913,734.43	18.16%
11.001 - 11.500	1	54,845.12	0.01
12.501 - 13.000	45	6,993,851.38	0.87
13.001 - 13.500	57	13,568,968.48	1.69
13.501 - 14.000	225	43,169,924.12	5.37
14.001 - 14.500	410	73,112,440.25	9.10
14.501 - 15.000	728	102,577,327.58	12.77
15.001 - 15.500	870	111,134,465.23	13.83
15.501 - 16.000	1,039	111,415,374.22	13.87
16.001 - 16.500	826	83,122,817.55	10.35
16.501 - 17.000	650	56,158,425.30	6.99
17.001 - 17.500	328	28,408,504.71	3.54
17.501 - 18.000	193	14,081,448.98	1.75
18.001 - 18.500	74	5,655,673.83	0.70
18.501 - 19.000	63	4,682,153.87	0.58
19.001 - 19.500	29	1,705,700.88	0.21
19.501 - 20.000	15	1,272,275.67	0.16
20.001 - 20.500	3	213,528.54	0.03
20.501 - 21.000	2	85,103.74	0.01
21.001 - 21.500	2	65,951.40	0.01
21.501 - 22.000	1	58,581.89	0.01
Total:	**8,142**	**$803,451,097.20**	**100.00%**
Weighted Average: 15.571			

GROSS MARGIN OF THE LOANS

Gross Margin	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Not Applicable	2,581	$146,035,173.03	18.18%
4.001 - 4.500	60	14,332,464.40	1.78
4.501 - 5.000	229	55,819,908.32	6.95
5.001 - 5.500	192	42,350,187.80	5.27
5.501 - 6.000	137	25,381,431.28	3.16
6.001 - 6.500	2,250	250,580,501.73	31.19
6.501 - 7.000	1,608	160,635,845.43	19.99
7.001 - 7.500	964	90,932,312.68	11.32
7.501 - 8.000	108	16,061,507.24	2.00
8.001 - 8.500	2	129,444.28	0.02
8.501 - 9.000	11	1,192,321.00	0.15
Total:	**8,142**	**$803,451,097.20**	**100.00%**
Weighted Average: 6.375			

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

Months of Next Rate Adjustment	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Not Applicable	2,579	$145,806,568.26	18.15%
5/1/2002	6	358,790.37	0.04
6/1/2002	11	858,746.20	0.11
7/1/2002	7	556,854.24	0.07
9/1/2002	1	45,545.24	0.01
10/1/2002	2	372,193.71	0.05
2/1/2004	1	27,495.54	0.00
3/1/2004	528	65,094,019.23	8.10
4/1/2004	4,645	524,115,327.29	65.23
5/1/2004	3	435,425.93	0.05
12/1/2004	1	118,519.44	0.01
2/1/2005	1	179,963.70	0.02
3/1/2005	43	8,196,956.23	1.02
4/1/2005	314	57,284,691.83	7.13
Total:	**8,142**	**$803,451,097.20**	**100.00%**

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

Original Number of Months to Expiration	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
<= 0	1,609	$124,072,459.36	15.44%
7 - 12	251	33,281,921.08	4.14
13 - 24	4,480	498,668,192.79	62.07
31 - 36	801	86,594,664.02	10.78
43 - 48	22	1,135,652.51	0.14
49 - 60	979	59,698,207.44	7.43
Total:	**8,142**	**$803,451,097.20**	**100.00%**

PRODUCT TYPES OF THE LOANS

Product	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Fixed - 10 Year	20	$484,058.80	0.06%
Fixed - 15 Year	254	8,997,714.73	1.12
Fixed - 20 Year	88	2,443,368.33	0.30
Fixed - 25 Year	14	505,966.31	0.06
Fixed - 30 Year	2,203	133,375,460.09	16.60
ARM228	5,203	591,818,852.51	73.66
ARM327	360	65,825,676.43	8.19
Total:	**8,142**	**$803,451,097.20**	**100.00%**

TOP 20 ZIP CODE CONCENTRATIONS OF THE LOANS

Top 20 Zip Code Concentrations	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
91367	19	$4,806,376.20	0.60%
93065	17	3,791,557.69	0.47
91335	24	3,027,760.20	0.38
93010	11	2,716,507.99	0.34
94509	17	2,480,429.74	0.31
94541	12	2,473,830.69	0.31
94015	10	2,424,050.41	0.30
93021	14	2,239,504.36	0.28
94605	18	2,210,526.65	0.28
93906	14	2,119,491.36	0.26
95122	10	2,076,094.17	0.26
94565	16	2,055,795.81	0.26
95123	10	1,950,432.82	0.24
91607	9	1,836,957.61	0.23
94531	10	1,819,899.23	0.23
91344	12	1,808,622.79	0.23
92679	7	1,753,766.98	0.22
91362	8	1,739,345.55	0.22
91342	14	1,724,428.25	0.21
94587	8	1,724,332.66	0.21
Other	7,882	756,671,386.04	94.18
Total:	**8,142**	**$803,451,097.20**	**100.00%**

ORIGINATORS OF THE LOANS

Originators	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Long Beach	53	$3,451,097.20	0.43%
New Century	6,590	550,000,000.00	68.45
WMC	1,499	250,000,000.00	31.12
Total:	**8,142**	**$803,451,097.20**	**100.00%**

ABSC 2002HE-2 Term Sheet
Group 1

FICO SCORES OF THE LOANS

Fico Scores	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Not Available	5	$246,179.92	0.06%
426 - 450	1	60,289.84	0.01
451 - 475	2	129,938.89	0.03
476 - 500	12	1,187,514.95	0.30
501 - 525	371	32,381,907.11	8.05
526 - 550	440	44,775,751.80	11.14
551 - 575	429	40,528,100.34	10.08
576 - 600	437	46,520,633.36	11.57
601 - 625	490	60,663,658.56	15.09
626 - 650	497	64,655,436.96	16.08
651 - 675	357	48,391,607.16	12.04
676 - 700	227	29,792,381.67	7.41
701 - 725	104	14,052,920.34	3.50
726 - 750	72	10,186,802.19	2.53
751 - 775	33	5,344,442.80	1.33
776 - 800	20	2,908,872.30	0.72
801 - 825	5	235,151.02	0.06
Total:	**3,502**	**$402,061,589.21**	**100.00%**
Weighted Average: 613.5			

ORIGINAL TERM

Original Term	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
<= 120	20	$484,058.80	0.12%
121 - 180	137	4,668,671.06	1.16
181 - 240	4	200,657.51	0.05
241 - 300	1	32,503.19	0.01
301 - 360	3,340	396,675,698.65	98.66
Total:	**3,502**	**$402,061,589.21**	**100.00%**
Weighted Average: 357.6			

REMAINING MONTH TO MATURITY OF THE LOANS

Months Remaining	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
<= 180	253	$15,078,152.38	3.75%
181 - 348	24	1,606,392.03	0.40
349 - 360	3,225	385,377,044.80	95.85
Total:	**3,502**	**$402,061,589.21**	**100.00%**
Weighted Average: 352.8			

PROPERTY TYPES OF THE LOANS

Property Type	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Single Family Residence	2,668	$288,725,140.17	71.81%
Condo	199	26,103,854.99	6.49
2-4 Family	233	26,298,792.58	6.54
PUD	53	6,928,572.47	1.72
Deminimus PUD	302	52,188,745.62	12.98
Manufactured Housing	47	1,816,483.37	0.45
Total:	**3,502**	**$402,061,589.21**	**100.00%**

OCCUPANCY STATUS OF THE LOANS

Occupancy Status	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Primary	3,199	$376,276,719.27	93.59%
Second Home	4	742,689.48	0.18
Investment	299	25,042,180.45	6.23
Total:	**3,502**	**$402,061,589.21**	**100.00%**

PURPOSE OF THE LOANS

Purpose	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Purchase	720	$111,987,729.77	27.85%
Refinance - Rate Term	578	64,462,462.36	16.03
Refinance - Cashout	2,204	225,611,397.07	56.11
Total:	**3,502**	**$402,061,589.21**	**100.00%**

ORIGINAL LOAN TO VALUE RATIO OF THE LOANS

Original Loan to Value Ratio	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
<= 50.000	239	$17,142,907.23	4.26%
50.001 - 60.000	167	15,223,528.30	3.79
60.001 - 70.000	431	38,457,442.34	9.57
70.001 - 75.000	342	35,910,494.24	8.93
75.001 - 80.000	1,081	142,184,846.95	35.36
80.001 - 85.000	632	70,230,082.71	17.47
85.001 - 90.000	558	73,986,600.24	18.40
90.001 - 95.000	52	8,925,687.20	2.22
Total:	**3,502**	**$402,061,589.21**	**100.00%**
Weighted Average by Original Balance: 77.78			

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

Geographic Distribution by Balance	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
California	1,111	$188,870,155.86	46.98%
Florida	254	19,497,017.64	4.85
Illinois	179	16,914,990.63	4.21
Michigan	234	16,067,126.39	4.00
Texas	223	14,159,863.22	3.52
Colorado	99	13,724,760.05	3.41
Arizona	103	11,667,796.62	2.90
New Jersey	80	11,435,549.71	2.84
Massachusetts	79	10,600,476.90	2.64
New York	54	8,911,960.71	2.22
Virginia	62	8,244,058.02	2.05
Other	1,024	81,967,833.46	20.39
Total:	**3,502**	**$402,061,589.21**	**100.00%**
Number of States Represented: 49			

LOAN PROGRAMS OF THE MORTGAGE LOANS

Program	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Full Doc -Asset and Income	2,076	$203,793,718.41	50.69%
Stated Documentation	1,090	140,497,485.05	34.94
LIMITED	336	57,770,385.75	14.37
Total:	**3,502**	**$402,061,589.21**	**100.00%**

MORTGAGE RATES OF THE LOANS

Mortgage Rate	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
5.501 - 6.000	16	$3,072,281.76	0.76%
6.001 - 6.500	5	1,560,455.72	0.39
6.501 - 7.000	168	23,864,334.82	5.94
7.001 - 7.500	291	42,201,466.91	10.50
7.501 - 8.000	401	59,189,053.02	14.72
8.001 - 8.500	351	45,537,966.76	11.33
8.501 - 9.000	1,055	111,340,231.57	27.69
9.001 - 9.500	758	68,568,809.86	17.05
9.501 - 10.000	216	23,737,228.02	5.90
10.001 - 10.500	43	7,451,961.65	1.85
10.501 - 11.000	41	4,190,657.99	1.04
11.001 - 11.500	37	2,144,837.46	0.53
11.501 - 12.000	42	2,891,070.49	0.72
12.001 - 12.500	22	1,313,139.57	0.33
12.501 - 13.000	25	2,081,176.40	0.52
13.001 - 13.500	8	660,402.70	0.16
13.501 - 14.000	18	1,760,328.44	0.44
14.001 - 14.500	1	71,470.23	0.02
14.501 - 15.000	3	415,331.99	0.10
15.501 - 16.000	1	9,383.82	0.00
Total:	**3,502**	**$402,061,589.21**	**100.00%**
Weighted Average: 8.663			

MAXIMUM RATES OF THE LOANS

Maximum Rate	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Not Applicable	1,579	$105,571,613.08	26.26%
12.501 - 13.000	17	3,705,574.31	0.92
13.001 - 13.500	17	6,675,573.07	1.66
13.501 - 14.000	46	16,313,082.97	4.06
14.001 - 14.500	89	30,228,013.72	7.52
14.501 - 15.000	124	31,623,945.93	7.87
15.001 - 15.500	215	49,037,498.23	12.20
15.501 - 16.000	757	84,187,846.60	20.94
16.001 - 16.500	571	56,525,304.08	14.06
16.501 - 17.000	50	10,884,281.38	2.71
17.001 - 17.500	15	4,180,261.58	1.04
17.501 - 18.000	4	987,400.29	0.25
18.001 - 18.500	1	270,756.65	0.07
18.501 - 19.000	4	864,026.22	0.21
19.001 - 19.500	2	59,997.21	0.01
19.501 - 20.000	11	946,413.88	0.24
Total:	**3,502**	**$402,061,589.21**	**100.00%**
Weighted Average: 15.514			

GROSS MARGIN OF THE LOANS

Gross Margin	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Not Applicable	1,578	$105,549,754.36	26.25%
4.001 - 4.500	9	3,939,849.97	0.98
4.501 - 5.000	96	31,254,065.73	7.77
5.001 - 5.500	74	20,857,382.08	5.19
5.501 - 6.000	71	15,745,373.27	3.92
6.001 - 6.500	814	117,138,701.20	29.13
6.501 - 7.000	539	67,391,833.22	16.76
7.001 - 7.500	292	33,360,008.76	8.30
7.501 - 8.000	27	6,342,551.52	1.58
8.001 - 8.500	1	95,845.84	0.02
8.501 - 9.000	1	386,223.25	0.10
Total:	**3,502**	**$402,061,589.21**	**100.00%**
Weighted Average: 6.307			

MONTHS OF NEXT RATE ADJUSTMENT OF THE LO ANS

Months of Next Rate Adjustment	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Not Applicable	1,578	$105,549,754.36	26.25%
7/1/2002	2	232,724.34	0.06
9/1/2002	1	45,545.24	0.01
10/1/2002	2	372,193.71	0.09
3/1/2004	183	30,641,582.03	7.62
4/1/2004	1,617	236,379,652.20	58.79
5/1/2004	1	215,436.15	0.05
12/1/2004	1	118,519.44	0.03
3/1/2005	13	3,122,482.35	0.78
4/1/2005	104	25,383,699.39	6.31
Total:	**3,502**	**$402,061,589.21**	**100.00%**

ORIGINAL NUMBER OF MONTHS TO EXPIRATION OF PREPAYMENT PENALTY

Original Number of Months to Expiration	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
<= 0	705	$65,761,578.23	16.36%
7 - 12	123	20,133,904.66	5.01
13 - 24	1,625	224,721,406.74	55.89
31 - 36	371	44,517,851.60	11.07
43 - 48	12	659,557.66	0.16
49 - 60	666	46,267,290.31	11.51
Total:	**3,502**	**$402,061,589.21**	**100.00%**

PRODUCT TYPES OF THE LOANS

Product	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Fixed - 10 Year	20	$484,058.80	0.12%
Fixed - 15 Year	137	4,668,671.06	1.16
Fixed - 20 Year	4	200,657.51	0.05
Fixed - 25 Year	1	32,503.19	0.01
Fixed - 30 Year	1,416	100,163,863.80	24.91
ARM228	1,805	267,841,588.43	66.62
ARM327	119	28,670,246.42	7.13
Total:	**3,502**	**$402,061,589.21**	**100.00%**

TOP 20 ZIP CODE CONCENTRATIONS

Top 20 Zip Code Concentrations	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
91367	12	$3,825,695.32	0.95
94015	8	2,110,218.83	0.52
95122	10	2,076,094.17	0.52
94541	8	1,983,799.62	0.49
92630	7	1,700,157.98	0.42
93065	5	1,666,961.39	0.41
94587	7	1,625,875.69	0.40
95123	7	1,482,147.98	0.37
89117	6	1,348,397.05	0.34
92833	6	1,347,598.01	0.34
94509	9	1,334,977.61	0.33
91607	5	1,314,888.15	0.33
92705	5	1,303,920.78	0.32
91344	6	1,282,178.85	0.32
80211	5	1,235,311.12	0.31
91326	5	1,229,012.96	0.31
91390	4	1,218,156.85	0.30
91362	5	1,177,286.59	0.29
84020	4	1,171,449.21	0.29
94609	6	1,159,915.37	0.29
Other	3,372	370,467,545.69	92.14
Total:	**3,502**	**$402,061,589.21**	**100.00**

ORIGINATORS

Originators	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Long Beach	24	$1,580,929.89	0.39%
New Century	2,881	264,829,207.10	65.87
WMC	597	135,651,452.22	33.74
Total:	**3,502**	**$402,061,589.21**	**100.00%**

ABSC 2002 HE-2 Term Sheet
Group 2

FICO SCORES OF THE LOANS

Fico Scores	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Not Available	8	$431,793.09	0.11%
451 - 475	1	32,705.20	0.01
476 - 500	26	2,064,260.54	0.51
501 - 525	662	48,305,221.07	12.03
526 - 550	715	57,145,116.57	14.24
551 - 575	619	50,156,970.92	12.50
576 - 600	579	47,682,136.31	11.88
601 - 625	590	51,818,385.26	12.91
626 - 650	538	50,686,831.26	12.63
651 - 675	433	42,422,432.97	10.57
676 - 700	227	25,218,564.61	6.28
701 - 725	127	13,885,000.50	3.46
726 - 750	77	7,596,901.29	1.89
751 - 775	24	2,422,862.98	0.60
776 - 800	12	1,175,986.66	0.29
801 - 825	2	344,338.77	0.09
Total:	**4,640**	**$401,389,507.99**	**100.00%**
Weighted Average: 600.8			

ORIGINAL TERM OF THE LOANS

Original Term	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
121 - 180	117	$4,329,043.67	1.08%
181 - 240	84	2,242,710.82	0.56
241 - 300	13	473,463.12	0.12
301 - 360	4,426	394,344,290.38	98.24
Total:	**4,640**	**$401,389,507.99**	**100.00%**
Weighted Average: 357.3			

REMAINING MONTHS TO MATURITY OF THE LOANS

Months Remaining	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
<= 180	432	$17,599,735.72	4.38%
181 - 348	126	4,586,341.26	1.14
349 - 360	4,082	379,203,431.01	94.47
Total:	**4,640**	**$401,389,507.99**	**100.00%**
Weighted Average: 351.1			

PROPERTY TYPE OF THE LOANS

Property Type	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Single Family Residence	3,572	$303,082,088.04	75.51%
Condo	366	33,775,979.31	8.41
2-4 Family	258	22,114,633.04	5.51
PUD	88	8,270,475.09	2.06
Deminimus PUD	284	30,757,617.92	7.66
Manufactured Housing	72	3,388,714.60	0.84
Total:	**4,640**	**$401,389,507.99**	**100.00%**

OCCUPANCY STATUS OF THE LOANS

Occupancy Status	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Primary	4,262	$376,167,527.59	93.72%
Second Home	13	1,583,482.85	0.39
Investment	365	23,638,497.55	5.89
Total:	**4,640**	**$401,389,507.99**	**100.00%**

PURPOSE OF THE LOANS

Purpose	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Purchase	1,346	$128,709,999.66	32.07%
Refinance - Rate Term	708	54,966,552.00	13.69
Refinance - Cashout	2,586	217,712,956.33	54.24
Total:	**4,640**	**$401,389,507.99**	**100.00%**

ORIGINAL LOAN TO VALUE RATIO OF THE LOANS

Original Loan to Value Ratio	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
<= 50.000	452	$21,262,868.00	5.30%
50.001 - 60.000	181	13,739,732.16	3.42
60.001 - 70.000	504	37,264,756.81	9.28
70.001 - 75.000	498	38,177,354.18	9.51
75.001 - 80.000	1,441	144,450,387.30	35.99
80.001 - 85.000	895	75,458,496.32	18.80
85.001 - 90.000	602	61,838,726.54	15.41
90.001 - 95.000	67	9,197,186.67	2.29
Total:	**4,640**	**$401,389,507.99**	**100.00%**
Weighted Average by Original Balance: 77.74			

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

Geographic Distribution by Balance	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
California	1,466	$177,450,066.86	44.21%
Florida	310	20,332,777.43	5.07
Michigan	332	20,169,269.47	5.02
Illinois	205	17,919,190.20	4.46
Texas	329	15,424,848.98	3.84
Colorado	129	13,427,319.82	3.35
Arizona	162	12,545,831.29	3.13
Massachusetts	108	11,258,717.84	2.80
Georgia	111	8,368,545.72	2.08
Minnesota	102	8,077,477.76	2.01
Nevada	83	7,347,065.55	1.83
Other	1,303	89,068,397.07	22.19
Total:	**4,640**	**$401,389,507.99**	**100.00%**
Number of States Represented: 49			

LOAN PROGRAMS OF THE MORTGAGE LOANS

Program	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Full Doc -Asset and Income	2,815	$227,134,531.94	56.59%
Stated Documentation	1,342	123,122,252.39	30.67
LIMITED	483	51,132,723.67	12.74
Total:	**4,640**	**$401,389,507.99**	**100.00%**

MORTGAGE RATES OF THE LOANS

Mortgage Rate	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
5.501 - 6.000	26	$2,934,239.09	0.73%
6.001 - 6.500	19	2,106,548.64	0.52
6.501 - 7.000	133	17,170,481.01	4.28
7.001 - 7.500	310	37,656,883.73	9.38
7.501 - 8.000	708	76,954,132.65	19.17
8.001 - 8.500	818	81,562,081.12	20.32
8.501 - 9.000	411	34,907,689.51	8.70
9.001 - 9.500	265	17,646,541.58	4.40
9.501 - 10.000	748	56,518,935.51	14.08
10.001 - 10.500	421	27,183,581.87	6.77
10.501 - 11.000	317	21,659,425.15	5.40
11.001 - 11.500	125	8,349,914.57	2.08
11.501 - 12.000	124	6,933,119.10	1.73
12.001 - 12.500	53	2,896,440.51	0.72
12.501 - 13.000	48	2,403,559.21	0.60
13.001 - 13.500	18	805,649.49	0.20
13.501 - 14.000	81	3,156,029.62	0.79
14.001 - 14.500	11	405,565.56	0.10
14.501 - 15.000	4	138,690.09	0.03
Total:	**4,640**	**$401,389,507.99**	**100.00%**
Weighted Average: 8.902			

MAXIMUM RATES OF THE LOANS

Maximum Rate	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Not Applicable	1,002	$40,342,121.35	10.05%
11.001 - 11.500	1	54,845.12	0.01
12.501 - 13.000	28	3,288,277.07	0.82
13.001 - 13.500	40	6,893,395.42	1.72
13.501 - 14.000	179	26,856,841.15	6.69
14.001 - 14.500	321	42,884,426.53	10.68
14.501 - 15.000	604	70,953,381.65	17.68
15.001 - 15.500	655	62,096,967.01	15.47
15.501 - 16.000	282	27,227,527.62	6.78
16.001 - 16.500	255	26,597,513.48	6.63
16.501 - 17.000	600	45,274,143.92	11.28
17.001 - 17.500	313	24,228,243.13	6.04
17.501 - 18.000	189	13,094,048.70	3.26
18.001 - 18.500	73	5,384,917.18	1.34
18.501 - 19.000	59	3,818,127.65	0.95
19.001 - 19.500	27	1,645,703.67	0.41
19.501 - 20.000	4	325,861.79	0.08
20.001 - 20.500	3	213,528.54	0.05
20.501 - 21.000	2	85,103.74	0.02
21.001 - 21.500	2	65,951.40	0.02
21.501 - 22.000	1	58,581.89	0.01
Total:	**4,640**	**$401,389,507.99**	**100.00%**
Weighted Average: 15.619			

GROSS MARGINS OF THE LOANS

Gross Margin	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Not Applicable	1,003	$40,485,418.67	10.09%
4.001 - 4.500	51	10,392,614.43	2.59
4.501 - 5.000	133	24,565,842.59	6.12
5.001 - 5.500	118	21,492,805.72	5.35
5.501 - 6.000	66	9,636,058.01	2.40
6.001 - 6.500	1,436	133,441,800.53	33.24
6.501 - 7.000	1,069	93,244,012.21	23.23
7.001 - 7.500	672	57,572,303.92	14.34
7.501 - 8.000	81	9,718,955.72	2.42
8.001 - 8.500	1	33,598.44	0.01
8.501 - 9.000	10	806,097.75	0.20
Total:	**4,640**	**$401,389,507.99**	**100.00%**
Weighted Average: 6.431			

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

Months of Next Rate Adjustment	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Not Applicable	1,001	$40,256,813.90	10.03%
5/1/2002	6	358,790.37	0.09
6/1/2002	11	858,746.20	0.21
7/1/2002	5	324,129.90	0.08
2/1/2004	1	27,495.54	0.01
3/1/2004	345	34,452,437.20	8.58
4/1/2004	3,028	287,735,675.08	71.68
5/1/2004	2	219,989.78	0.05
2/1/2005	1	179,963.70	0.04
3/1/2005	30	5,074,473.88	1.26
4/1/2005	210	31,900,992.44	7.95
Total:	**4,640**	**$401,389,507.99**	**100.00%**

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

Original Number of Months to Expiration	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
<= 0	904	$58,310,881.13	14.53%
7 - 12	128	13,148,016.42	3.28
13 - 24	2,855	273,946,786.05	68.25
31 - 36	430	42,076,812.42	10.48
43 - 48	10	476,094.85	0.12
49 - 60	313	13,430,917.12	3.35
Total:	**4,640**	**$401,389,507.99**	**100.00%**

PRODUCT TYPES OF THE LOANS

Product	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Fixed - 15 Year	117	$4,329,043.67	1.08%
Fixed - 20 Year	84	2,242,710.82	0.56
Fixed - 25 Year	13	473,463.12	0.12
Fixed - 30 Year	787	33,211,596.29	8.27
ARM228	3,398	323,977,264.08	80.71
ARM327	241	37,155,430.01	9.26
Total:	**4,640**	**$401,389,507.99**	**100.00%**

TOP 20 ZIP CODES OF THE LOANS

Top 20 Zip Code Combinations	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
93065	12	$2,124,596.31	0.53%
91335	17	2,124,289.59	0.53
94565	14	1,939,719.39	0.48
93010	9	1,824,963.09	0.45
93021	11	1,686,774.22	0.42
94806	10	1,643,124.48	0.41
93906	9	1,459,952.62	0.36
91342	12	1,433,889.54	0.36
91306	11	1,387,375.63	0.35
94605	12	1,318,724.57	0.33
94531	7	1,175,067.64	0.29
92656	7	1,148,693.89	0.29
94509	8	1,145,452.13	0.29
91351	8	1,135,403.23	0.28
95376	10	1,076,145.49	0.27
94804	10	1,061,878.48	0.26
93030	9	1,020,429.46	0.25
92503	8	1,002,240.71	0.25
90047	10	985,315.75	0.25
91367	7	980,680.88	0.24
Other	4,439	373,714,790.88	93.11
Total:	**4,640**	**$401,389,507.99**	**100.00%**

ORIGINATORS OF THE LOANS

Originators	Number Of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
Long Beach	29	$1,870,167.31	0.47%
New Century	3,709	285,170,792.90	71.05
WMC	902	114,348,547.78	28.49
Total:	**4,640**	**$401,389,507.99**	**100.00%**